Think GAIA
For Life and the Earth

SANYO

SANYO Electric Co., Ltd.

Annual Report



For the year ended March 31, 2008

Think GAIA

For Life and the Earth



"GAIA" is a term that encompasses the Blue Planet, "Earth," and the infinite varieties of "life" that live and breathe on it.
It describes the world as a single living organism, where all life and nature co-exist interdependently.

SANYO is committed to listening to GAIA's voice and engaging in activities that are beneficial to life and the Earth.
As a testament to this, SANYO pledges to respond by developing only products that are absolutely essential to life and the Earth.
We aim to bequeath a beautiful Earth to future generations.
This is SANYO's Brand Vision—Think GAIA.

To realize this vision, and in line with its aim to become a leading provider of Environment- and Energy-related products,
SANYO seeks to harness its exclusive, unique technology and innovative creativity to deliver global solutions.
All for the Earth. All for life. All for GAIA.



CONTENTS

Notice Related to Future Outlook

All statements in this annual report, other than past factual matters, are future results projected in accordance with SANYO's present plans, outlooks and strategies, based on management judgments in light of information currently available. Therefore, SANYO cannot guarantee the accuracy and reliability of this information, and requests that you should not rely on this information alone.

There are various risks and uncertainties relating to factors that can cause change in business results. The principal factors influencing results include: 1) large changes in economic conditions and capital markets, as well as consumption changes in businesses SANYO engages in, 2) the effects on SANYO's international business activities of fluctuation in exchange rates between the yen and the U.S. dollar, as well as the yen and other currencies, 3) various trade restrictions in the markets of individual countries, and 4) SANYO's ability to provide new technologies, new products and new services amid rapid technological innovation in information technology (IT), market competition and price competition.

However, it should be noted that factors affecting SANYO's performance are not limited to those mentioned above; there are other factors that pose latent risks and uncertainties.

In this annual report, "the Company" refers to SANYO Electric Co., Ltd. and "SANYO" to SANYO Electric Co., Ltd. and its subsidiaries, unless otherwise specified.

Financial Highlights

SANYO Electric Co., Ltd. and subsidiaries
Years ended March 31, 2008, 2007, 2006, 2005 and 2004

	Millions of yen					Thousands of U.S. dollars
	2008	2007	2006	2005	2004	2008
■Performance						
Net sales	¥ 2,017,824	¥ 1,882,612	¥ 2,031,652	¥ 2,089,791	¥ 2,118,055	$ 20,178,240
Domestic sales	742,528	782,012	975,597	1,034,825	1,084,570	7,425,280
Overseas sales	1,275,296	1,100,600	1,056,055	1,054,966	1,033,485	12,752,960
Overseas sales ratio	63.2%	58.5%	52.0%	50.5%	48.8%	—
Operating income (loss)	76,141	42,605	(35,905)	4,850	59,103	761,410
Operating income (loss) ratio to net sales	3.8%	2.3%	(1.8%)	0.2%	2.8%	—
Net income (loss) before income taxes and minority interests from continuing operations	57,228	(16,084)	(182,032)	(96,140)	9,712	572,280
Net income (loss)	28,700	(45,362)	(205,661)	(171,544)	13,400	287,000
■Financial conditions						
Total assets	¥ 1,683,837	¥ 1,970,940	¥ 2,154,837	¥ 2,600,677	¥ 2,643,627	$ 16,838,370
Stockholders' equity	308,043	312,008	402,892	288,268	497,302	3,080,430
Stockholders' equity ratio	18.3%	15.8%	18.7%	11.1%	18.8%	—
Interest-bearing debts	488,886	678,878	792,166	1,213,879	1,093,264	4,888,860
Debt/equity ratio	1.6 times	2.2 times	2.0 times	4.2 times	2.2 times	—
■Cash flows						
Cash flows from operating activities	¥ 106,835	¥ (7,524)	¥ (664)	¥ 3,695	¥ 86,371	$ 1,068,350
Cash flows from investing activities	(36,265)	(16,866)	36,001	(82,234)	(91,356)	(362,650)
Free cash flows	70,570	(24,390)	35,337	(78,539)	(4,985)	705,700
Cash flows from financing activities	(102,306)	62,002	(69,980)	70,580	(33,305)	(1,023,060)
Cash and cash equivalents at end of year	280,706	334,686	297,500	294,982	277,462	2,807,060
■Reference information						
Capital expenditure	¥ 79,527	¥ 73,316	¥ 67,103	¥ 95,233	¥ 108,966	$ 795,270
Depreciation (excluding amortization)	70,293	72,716	76,881	85,657	93,181	702,930
R&D expenses	71,797	90,094	94,267	114,157	123,396	717,970
■Per-share information (yen and U.S. dollars)						
Net income (loss) per share	¥ 4.7	¥ (72.7)	¥ (195.0)	¥ (92.5)	¥ 7.2	$ 0.05
Book-value per share	1.3	2.0	16.8	155.4	268.1	0.01
Dividend per share	—	—	—	3.0	6.0	—

Notes:

1. U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥100 = US$1, the approximate Tokyo Foreign Exchange Market's rate as of March 31, 2008. See Note 3 of Notes to Consolidated Financial Statements.
2. To be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is calculated as net sales and operating revenue, less cost of sales and selling, general and administrative expenses. SANYO feels that showing operating income (loss) is convenient for investors, since they can compare our financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, certain additional charges — for example, restructuring and impairment charges and abnormal product warranty costs — would be included in the determination of operating income (loss) in consolidated statements of income.
3. Due to the final agreement with Kyocera Corporation to sell the mobile phone business on January 21, 2008, SANYO shows its business results and profit or loss on sale, independently, in its consolidated statement of operations as discontinued operations. Prior period results have been reclassified in the same manner as presented for the fiscal year ended March 31, 2008.
4. Due to the sale of a portion of its shares in SANYO Electric Credit Co., Ltd. on December 27, 2005, SANYO shows its business results and profit or loss on sale, independently, as discontinued operations. Prior period results have been reclassified in the same manner as presented for the fiscal year ended March 31, 2006.
5. For net income per share, see Note 22 of Notes to Consolidated Financial Statements.

Net sales



(Billions of yen)
(%)
2,500
2,000
1,500
1,000
500
0
100
80
60
40
20
0
2004
2005
2006
2007
2008

□ Domestic sales ■ Overseas sales
● Overseas sales ratio (right scale)

Income



(Billions of yen)
(%)
100
0
-100
-200
5
0
-5
-10
2004
2005
2006
2007
2008

■ Operating income
□ Net income before income taxes from continuing operations
⁝ Net income ● Operating income to net sales (right scale)

Total assets and Stockholders' equity



(Billions of yen)
(%)
3,000
2,500
2,000
1,500
1,000
500
0
30
25
20
15
10
5
0
2004
2005
2006
2007
2008

□ Total assets ⁝ Stockholders' equity
● Stockholders' equity ratio (right scale)

Interest-bearing debts and Debt/equity ratio



(Billions of yen)
(Times)
1,500
1,250
1,000
750
500
250
0
6
5
4
3
2
1
0
2004
2005
2006
2007
2008

□ Interest-bearing debt ● Debt/equity ratio (right scale)

To Our Stakeholders

Business Performance in the Fiscal Year Ended March 2008 (Fiscal 2008)

Under the 3-year Mid-term Management Plan from fiscal 2006, SANYO has carried out a group-wide structural transformation. As a result, for fiscal 2008, the final year of said plan, due to the steady growth of the digital camera and rechargeable battery businesses, consolidated net sales rose 7.2% from the previous year to ¥2,017.8 billion. As for income, with operating income up 78.7% from the previous year to ¥76.1 billion, net income before income tax and minority interests from continuing operations was ¥57.2 billion; and net income was ¥28.7 billion, both resulting in a successful return to profitability.

However, in spite of this, we regret that the decision has been made to continue to forgo a dividend payment for this year.

Changing Strategy

In November 2007, to ensure steady growth as a global enterprise, SANYO formulated the mid-term business strategy "the Master Plan." In the formulation stage, we conducted a comprehensive review of all SANYO businesses to clarify the positioning of each business, and then made decisions, such as selling the mobile phone business to Kyocera Corporation and maintaining and developing the semiconductor business as one of SANYO's backbone businesses.

In the new 3-year Mid-term Management Plan from fiscal 2009, which is based on the Master Plan, SANYO will drastically change its strategy by shifting from "Business Reconstruction" to "Path to Growth" to establish a foundation for a highly profitable company. The following is an overview of the plan.

First, under the mid-term management goals called "Challenge 1000," we will make all continuing businesses profitable in three years (approximately 1,000 days). In addition, a consolidated operating income of ¥100 billion or more is the challenge goal for fiscal 2011 (¥90 billion is the must accomplish goal).

Second, we will carry out selection and concentration of capital investment. To establish the basis for growth, we will make a record-scale capital investment of approximately ¥360 billion over the next three years, focusing on the 3 component businesses: rechargeable battery business, photovoltaic (PV) system business, and electronic component business.

Further, in the rechargeable battery business, in May 2008, we reached an agreement with Volkswagen Group in Germany, including Audi, on co-development of a lithium-ion battery system for HEVs (Hybrid Electric Vehicles). Furthermore, in the PV system business, we will accelerate R&D of SANYO's proprietary "Next Generation Thin-film Silicon Solar Cell."

Third, we will increase the income-earning capacity of the Electric Appliance Businesses. In particular, to realize growth overseas, specific sales strategies will be clearly defined for the respective regions. At the same time, in Japan, as a new measure we are co-developing private brand products with AEON Co., Ltd. Thus, we are working to build new manufacturer-retailer relationships with a view to expanding globally in the future.

Fourth, we will strengthen the financial structure by emphasizing thorough cash flow management. Promoting management with a strong focus on cash-flow across the board will further strengthen our financial position.

During the next 3 years, we will implement appropriate dividend/capital policies and devise the best possible measures to further improve the corporate value of SANYO.

Prospect for Fiscal 2009

For fiscal 2009, the first year of the new Mid-term Management Plan, due to an increase in depreciation costs related to up-front capital investment, etc., in addition to the effect of a worsening external environment, such as skyrocketing raw materials prices, rising crude oil prices, effect of foreign exchange rates, and global economic slowdown, estimated operating income is ¥50 billion. This is to be understood as a

temporary and planned operating income decline due to upfront capital investment in line with growth strategies. Under the circumstances, SANYO will strive to reinforce its business base by undertaking the following primary measures.

First, we will reform cost structure through group-wide cost reduction activities. Second, we will improve investment efficiency and intensify cash flow management. Third, we will strengthen market-in structure in the Electric Appliance Businesses, accurately identify market needs, and apply them to product development so as to secure added value.

Through steadily promoting these measures and achieving the business plans, we aim to restore our stakeholders' confidence and maximize corporate value as a "Company that Fulfills its Promises."

Advancing Toward 2020

SANYO has technologies and products capable of globally contributing to solving the global-scale environmental and energy problems. Outstanding examples of these are PV systems, rechargeable battery for HEVs, and the consumer nickel-metal hydride rechargeable battery "eneloop."

According to a proforma estimate by SANYO, these businesses will be capable of a total CO_2 reduction effect of approximately 20 million tons in 2020 and their business scale can potentially expand to up to ¥1 trillion. With environmental awareness growing worldwide, SANYO expects to globally demonstrate its ability to be a major contributor to the protection of the global environment.

Further, as internal goals, we will aim to achieve a "Carbon Neutral" status in 2010 in which CO_2 reduction through use of our environmentally-conscious products and CO_2 output from business activities become equal, and a "Carbon Minus" status in 2020 in which such reduction surpasses output. In this way, SANYO will be a unique company in the area of environmental contribution.

During the decade after fully accomplishing the new Mid-term Management Plan, SANYO will exert its comprehensive strength through integrating its energy-related/environmental-purification technologies with its electronics technologies acquired through consumer electronics development. In this way, by 2020 we will transform into a "leading provider of Environment- and Energy-related products" indispensable to the world.



We ask all of our stakeholders for their continued understanding and support.

July 2008

Seiichiro Sano,
Executive Director & President

Operational Highlights

Review of Mid-term Management Plan (Fiscal 2006 - 2008)

By designating the 3-year period for the previous Mid-term Management Plan (fiscal 2006 - 2008) as years for business reconstruction, SANYO worked to restore its revenue base and ensure a sound financial structure through promoting business portfolio restructuring and across-the-board management efficiency improvement.

In terms of profitability, for fiscal 2008, the final year of said plan, some problems remained, such as the electric home appliance and semiconductor businesses continuing to be in the red. However, business recovery in the digital camera, TV, and AV/information and communications equipment businesses and active market demand for rechargeable batteries, PV systems, and electronic components contributed to income growth. As a whole, the operating income goal was achieved and in terms of net income, SANYO has come back to profitability. Thus, SANYO's earning strength has steadily recovered.

In terms of financial structure, as a result of allocation of new stocks to a third party, based on the preferred stocks issued in March 2006, and due to a significant reduction of interest-bearing debts, as of the end of March 2008 the ratio of stockholders' equity was 18.3% and debt/equity ratio was 1.6 times. Thus, a sound financial structure has been restored.

While the efforts of the previous three years, as SANYO worked to complete business reconstruction, have yielded certain positive results toward business revitalization, SANYO's profit performance is not yet satisfactory for a global company. Therefore, during the new Mid-term Management Plan starting from fiscal 2009, SANYO will work to establish a foundation for a highly profitable company.

Business results (Fiscal years ended March 31) (Billions of yen)

	2005	Previous Mid-term Management Plan		
		2006	2007	2008
Net sales	2,089.8	2,031.7	1,882.6	2,017.8
Operating income (loss)	4.9	(35.9)	42.6	76.1
Net income (loss)	(171.5)	(205.7)	(45.4)	28.7
Interest-bearing debt	1,213.9	792.2	678.9	488.9
Stockholders' equity ratio	11.1%	18.7%	15.8%	18.3%
Debt/equity ratio	4.2 times	2.0 times	2.2 times	1.6 times

Income


(Billions of yen)
100
0
-100
-200
2005
2006
2007
2008
■ Operating income
■ Net income before income taxes from continuing operations
□ Net income

Note : Fiscal years ended March 31

Interest-bearing debts and Stockholders' equity ratio


(Billions of yen)
(%)
1,500
30
1,000
20
500
10
0
0
2005
2006
2007
2008
■ Interest-bearing debt
Stockholders' equity ratio (right scale)

Note : As of March 31

Formulation of Mid-term Business Strategy "Master Plan"

In November 2007, to clarify its path to "Full Revitalization," SANYO announced its 3-year business strategy "the Master Plan" starting from fiscal 2009. In the Master Plan, existing businesses are classified into three business domains: Energy, Electronics, and Ecology, from the perspective of fundamental technology and business direction. In addition, regarding the promotion of business strategies, from the perspective of customer, market, and business model, two business groups: Component Businesses and Electric Appliance Businesses have been set up. Thus, the base SANYO is constructing to transform into a "leading provider of Environment- and Energy-related products" has been made clear.


Energy
Energy Business Domain
Electronics
Electronics Business Domain
Ecology
Ecology Business Domain
Component Businesses
Electric Appliance Businesses

In conjunction with the review of all businesses in the formulation of the Master Plan, the positioning of some businesses was defined.

Policy Determined for Semiconductor Business

Under the policy of developing the semiconductor business as one of the backbone businesses in the component & device division, SANYO will aim to establish a stable operating basis by concentrating management resources in areas of strength, such as the in-car device business and the power management field, represented by power sources for mobile phones and personal computers.

Sale of Mobile Phone Business

Regarding the mobile phone business, after carefully considering its positioning in SANYO and its relationship with other business operations in terms of synergy effect, etc., the conclusion was reached that rather than continuing the business by itself its management foundation could best be strengthened through selling the business to another company. Based on this standpoint, on April 1, 2008, SANYO's mobile phone business was sold to Kyocera Corporation.

Accordingly, the business results of the mobile phone business are posted as discontinued operations in the financial statements for fiscal 2008.

Formulation of New Mid-term Management Plan

In May 2008, SANYO announced the Mid-term Management Plan (Fiscal 2009 – 2011) formulated based on the Master Plan. The most significant point of this mid-term plan is proactive implementation of concentrated capital investment looking ahead to the future.

Over the next 3 years, to establish a basis for growth, a record-scale capital investment of approximately ¥360 billion will be made. Approximately 70% of this will be concentrated in the components business: rechargeable battery, PV system business, and electronic component business, in which SANYO has significant strength over its rivals.

At the same time, through maintaining total free cash flow positive over the next 3 years and ensuring a sound financial structure, SANYO will strengthen the business base in terms of revenue and finance.

By implementing these measures, SANYO will aim to realize the Challenge Goal of ¥100 billion or more operating income for fiscal 2011.

Further details of the new Mid-term Management Plan are provided on pages 10 through 13.

Group-wide Reorganization

To achieve the mid-term management goals, SANYO implemented group-wide reorganization as of April 1, 2008 from the perspectives of both business and support operations. The following is an overview.

1. Business-Operation based Reorganization

To clarify the responsibility in revenue and expenses and sales responsibility of each business, the former Business Group System was abolished and internal companies and business divisions were reorganized into a new business strategy-based system which is composed of Component Businesses and Electric Appliance Businesses. In the new system, the organizational structure of each business category consists of "business divisions" in charge of executing business strategies and an "internal company" that controls these business divisions.

Component Businesses	- Solar Division - Mobile Energy Company - Electronic Device Company - SANYO Semiconductor Co., Ltd.

Regarding the Component Businesses, the conventional organizational structure will be maintained and emphasis given to expand revenues in the future based on each business's positioning in the global market and revenue base. However, the PV system business, which requires concentrated strategic capital investment and sophisticated management judgment, and the semiconductor business, which requires group-wide support to develop into a profitable business, have been put under the direct control of the Head Office of SANYO.

Electric Appliance Businesses	- Digital System Company - Commercial Solutions Company - SANYO Consumer Electronics Co., Ltd. - International Sales & Marketing H.Q.

Regarding the Electric Appliance Businesses, to increase profitability globally, SANYO will reorganize its structure in consideration of business-by-business characteristics to enable enhancement of the earning power of each business and strengthen the market-in structure in line with regional market characteristics and the competitive environment.

Specifically, to strengthen regional marketing strategy functions, SANYO has divided the world into defined regions (Japan, America, Europe, China, Asia, and Middle East/Africa/India), set up the International Sales & Marketing H.Q. to assume overseas sales responsibility, and appointed a Chief Regional Officer for each overseas region. In Japan, in consideration of the increasingly mature market environment, SANYO has implemented reorganization, such as consolidating white goods business functions in SANYO Consumer Electronics Co., Ltd., to further improve sales & marketing capabilities and management efficiency with a stronger focus on market-in.

Further, as a headquarters, the Corporate Marketing H.Q. was established to support profitability enhancement for the entire Electric Appliance Businesses by strengthening across-the-board product planning capabilities in close cooperation with the sales & marketing-related divisions & departments

2. Support-Operation based Reorganization

In the future, the business environment for each business department is expected to remain severe. Under the circumstances, to build a management base that is impervious to the external environment, SANYO has implemented support-operation based reorganization for administrative/indirect operations at headquarters and internal companies.

Specifically, in terms of reorganizing of the headquarters functions, all functions concerned with achievement of the mid-term management goals and intensification of cash flow management will be consolidated in the Corporate Planning H.Q. Further, from the perspective of management efficiency improvement, administrative operations of the business divisions under each internal company will be consolidated systematically in the internal company. In this way, a new structure is being organized, which will enable business divisions to concentrate on working to achieve their business goals.

SANYO's Organization Chart (as of April 1, 2008)



Stockholders' Meeting
Personnel/Nominating Committee
Corporate Auditor
Board of Auditors
Board of Directors
Compensation Committee
Steering Committee
Audit/Governance Committee
Auditor Office
President
Internal Control Office
Corporate Planning H.Q.
Solar Division
Energy
Business Domain
Corporate Marketing H.Q.
Mobile Energy Company
Component
Businesses
General Affairs/Human Resource H.Q.
Electronic Device Company
Finance H.Q.
SANYO Semiconductor Co., Ltd.
Electronics
Business Domain
Corporate Communications H.Q.
Corporate Audit Office
Digital System Company
Legal H.Q.
Electric
Appliance
Businesses
Commercial Solutions Company
Ecology
Business Domain
IT System H.Q.
SANYO Consumer Electronics Co., Ltd.
Quality CS H.Q.
International Sales & Marketing H.Q.
Production Engineering H.Q.
Corporate Procurement H.Q.
R&D H.Q.
Environmental Management H.Q.
Intellectual Property H.Q.

Feature 1: Shifting from "Business Reconstruction" to "Path to Growth"

- Overview of SANYO's New Mid-term Management Plan -

In May 2008, SANYO announced the new Mid-term Management Plan (fiscal 2009 – 2011). This section provides an overview of the plan.

Mid-term Management Plan Overview


(Billions of yen)
Approx. ¥360 Billion (Over 3 Years)
Approx. ¥230 Billion (Over 3 Years)
Capital Investment Amount
Challenge Goal: ¥100 Billion or More
90
70
50
35
28.7
Operating income (35.9)
(45.4)
Net income (205.7)
2006
2007
2008
2009
2010
2011
Business Reconstruction (Group-wide Structural Improvement)
Path to Growth (Establish High Revenue Base)

Note1 : Fiscal years ended/ending March 31
Note2 : Capital investment amounts are based on the information available at the time the new Mid-term Management Plan was announced. Therefore, the figures for fiscal 2006 are the figures before reclassification following the mobile phone business becoming a discontinued operation in fiscal 2008.

Perspective of Mid-term Management Plan

As a result of group-wide structural transformation made over the 3-year period for the previous Mid-term Management Plan, SANYO's revenue base has been sufficiently restored to yield a stable operating income.

However, in order for SANYO to achieve full revitalization as a global company, a satisfactory profitability level has yet to be reached.

Therefore, during the period for the new Mid-term Management Plan (fiscal 2009 – 2011), SANYO will drastically shift its strategies from the Business Reconstruction promoted during the previous Mid-term Management Plan to Path to Growth, in order to establish a foundation for a highly profitable company.

	Previous Mid-term Management Plan (Fiscal 2006 - 2008)	New Mid-term Management Plan (Fiscal 2009 - 2011)
Perspective	Business Reconstruction	Path to Growth
Feature of Strategy	Group-wide structural transformation	Record-scale capital investment

Points of New Mid-term Management Plan

The most significant strategic point of the new Mid-term Management Plan is capital investment. During the 3-year period for the previous Mid-term Management Plan, SANYO temporarily held off doing proactive capital investment to accelerate Business Reconstruction. In the next 3 years (fiscal 2009 – 2011), SANYO will implement a record-scale capital investment of approximately ¥360 billion to establish the bases for growth.

And, we will concentrate about 70% of the group-wide capital investment in the 3 component businesses which are the pillars for SANYO's profitability: approximately ¥125 billion for the rechargeable battery business; ¥70 billion for the PV system business; and ¥55 billion for the electronic component business, over the 3 years.

As a rule, SANYO will keep the capital investment scale within the scope of operating cash flow and through intensifying cash flow management, maintain total free cash flow positive over the next 3 years. In this way, we will ensure a sound financial structure.

Capital Investment Plan



Total amount of capital investment
Approx. ¥360 Billion
Breakdown
Rechargeable battery:
Approx. ¥125 billion
PV system:
Approx. ¥70 billion
Electronic component:
Approx. ¥55 billion
Approx. ¥310 Billion
Approx. ¥230 Billion
Approx. 30%
(Approx. ¥95 bil)
Approx. 50%
(Approx. ¥120 bil)
Approx. 70%
(Approx. ¥250 bil)
2003-2005
(Over 3 Years)
2006-2008
(Over 3 Years)
2009-2011
(Over 3 Years)
Rechargeable battery, PV system, electronic component

Note1 : Fiscal years ended/ending March 31
Note2 : Capital investment amounts are based on the information at the time the new Mid-term Management Plan was announced. Therefore, the figures for fiscal 2006 and before are the figures before reclassification following the mobile phone business becoming a discontinued operation in fiscal 2008.

Interest-bearing debts

(Billions of yen)



1,213.9
792.2
678.9
488.9
New Mid-term Management Plan
Intensify Cash Flow Management
2005
2006
2007
2008
2009
2010
2011
Results
Plan

Note : As of March 31

For fiscal 2009, there will be a temporary operating income decline due to an increase in depreciation expense and fixed costs resulting from implementation of up-front investment. In the meantime, to establish a high revenue base, we will implement measures strategically to realize income growth in 3 years. SANYO's goal is to realize a record-high operating income of ¥100 billion for fiscal 2011.

Fiscal years ended/ending March 31 (Billions of yen)

Consolidated	Result in 2008	New Mid-term Management Plan			
		2009	2010	2011	compared to 2009
Net sales	2,017.8	2,020	2,150	2,380	118%
Operating income	76.1	50	70	90 Challenge goal:100	+40

Primary Measures by Business Domain

Energy Business Domain

(Billions of yen)


500
540
610
45
48
58
2009
2010
2011
■ Net sales ○ Operating income

Note : Fiscal years ending March 31

Rechargeable Battery Business

- Capital investment plan: Approx. ¥125 billion (over 3 years)
- Increase production capacity of lithium-ion batteries which are in high demand
- Strengthen partner strategies in the HEV rechargeable battery business in anticipation of full-fledged market growth after 2010
- Establish new production bases



Lithium-ion batteries

PV system Business

- Capital investment plan: Approx. ¥70 billion (over 3 years)
- Expand overseas sales to ¥100 billion or more in fiscal 2011 through increasing production capability of HIT solar cells



HIT PV module

Ecology Business Domain

(Billions of yen)


500
520
580
9
12
16
2009
2010
2011
■ Net sales ○ Operating income

Note : Fiscal years ending March 31

Commercial Business

- Expand business centering around environmentally-conscious products. In the commercial air conditioner/cold chain/compressor businesses, expand sales by approx. ¥70 billion in 3 years
- Further strengthen business expansion overseas, primarily in Europe and China
- Strengthen service function and replacement business



Supermarket showcase

White Goods Business

- Cut unprofitable items and business flows and actively promote high-value-added products through SANYO Consumer Electronics Co., Ltd.
- Establish a new manufacturer-retailer relationship through private brand co-development with AEON Co., Ltd.



Drum-type washer/dryer "AQUA"

Electronics Business Domain



(Billions of yen)
980
1,050
1,150
33
44
52
2009
2010
2011
■ Net sales O Operating income

Note : Fiscal years ending March 31

Electronic Component Business

- Capital investment plan: Approx. ¥55 billion (over 3 years).
- Increase production capacity of capacitors and optical pickups to expand sales by approx. ¥50 billion in 3 years
- Respond to demand expansion in the applications market through establishing multiple production bases in Asia

Semiconductor Business

- Enhance competitiveness by concentrating business resources in the power management field, primarily power sources, and the in-car product business
- Improve cost structure through promoting integration and consolidation of physical distribution bases and efficiency improvement of manufacturing processes
- Expand sales volume through increasing internal procurement rate within SANYO

Digital Business

Digital Camera	- Steadily increase orders through strengthening cooperation with OEM customers and improving development capability - Promote measures to expand digital movie camera business
Projector	- Maintain a dominant share in the production of large-size projectors through launching new models
TV	- Strengthen business in the North American market - Create stable profits in the emerging markets
In-car Products	- Improve customer-handling capability - Continuously enhance portable navigation system business



Projector



Portable navigation system "GORILLA"

Overseas Sales Strategies

As for overseas sales in Electric Appliance Businesses, taking into account various aspects, such as SANYO's areas of strength and brand recognition level as well as market trends and needs varying by region, SANYO will expand profitability on a global basis based on the sales strategies clearly determined for the respective regions.

A full-time chief regional officer will be appointed for each of the 5 regions: America; Europe; China; Asia; and Middle East/Africa/India, to promote expansion of overseas sales in Electric Appliance Businesses based on the region-based sales strategies.

Region-based Primary Sales Measures

America	Increase sales of flat-panel TVs and develop a market for air conditioner business
Europe	Continue to expand the air conditioner business
China	Expand sales of commercial equipment
Asia	Expand sales of TVs and projectors
M.E. / Afr. / Ind.	Actively provide comprehensive proposals for commercial equipment

Feature II : Looking ahead to 2020 - Initiatives to Combat Environmental and Ener

SANYO, which already has a number of technologies and products to help solve the global environmental and energy problems, will further enhance its contribution to the global environment and grasp new business opportunities in the area of technology to support the global environment. In this way, by 2020 SANYO will transform into a "leading provider of Environment- and Energy-related products."

Important Issues to be Addressed for the Future

■Environmental Awareness Growing Worldwide

Annually-averaged global temperatures have continued to rise since 1980 and various phenomena are being caused by global warming, such as the elevation of the sea water level, ecosystem disturbance, and abnormal climate activity, which have a significant impact on our everyday living and economic activities.

Energy resource-related problems are also a huge problem for the entire world. If the world continues to consume energy at the current pace, it is forecast that oil will run out in about 40 years, natural gas in about 60 years, and coal in about 150 years.

Meanwhile, there is virtually no limit to the availability of natural energies, such as solar power. In the future, it is extremely important for the whole world to emphasize further utilization of natural energies.

Against the backdrop of various global environmental issues, environmental awareness is growing worldwide. Under the circumstances, SANYO will globally demonstrate its potential to significantly contribute to the global environment.

In particular, according to SANYO's proforma calculation, through the "PV system business," "HEV rechargeable battery business," and "consumer nickel-metal hydride rechargeable battery 'eneloop' business," which are the 3 representative energy businesses of SANYO, a reduction of CO_2 emissions by approximately 20 million tons is possible in 2020, and SANYO expects the combined business scale to expand to 1 trillion yen in sales of these products.

Looking ahead to 2020, SANYO will focus on expanding businesses that will significantly contribute to CO_2 reduction.



Business Direction Looking Ahead to 2020
■ Contributing Solutions to Global Problems ■
Expand PV system / HEV / eneloop Businesses
Year 2020 CO2 Reduction Effect
Approx. 20 Million tons
In the Markets which Significantly Contribute to CO2 Reduction
Realize ¥1 Trillion Business Scale



SANYO's Technologies to Significantly Contribute to Global Environment

Example 1 : Mid-term Prospects for the PV system Business

Currently, solar electric generation accounts for less than 0.1% of total electricity generated worldwide, but this is expected to increase to over 25% by 2040.

SANYO will actively promote its HIT (Heterojunction with Intrinsic Thin-layer) and thin film solar cell technologies in this market with tremendous growth potential to further increase its global market share. The goals are to win 10% of the global market share with production capacity of 600MW in 2010 and to win 15% of the global market share in 2020 by increasing production capacity (including thin film solar cells) to 4GW. Through this a CO_2 reduction of approximately 5.5 million tons can be expected.

SANYO's Goals for 2020

Expand the business size for HIT and thin film solar cells


SANYO's solar cell production capacity
4GW
Approx. 7 times
0.6GW
2010
2020
(CY)

Goal: CO_2 Reduction of 5.5 Million Tons

*Market forecast is based on SANYO's estimates.
*CO_2 reduction effect is SANYO's proforma calculation value based on the expected accumulated total of units installed as of 2020.

Example 2 : Medium and Long-term Prospects for the HEV Rechargeable Battery Business

It is estimated that one in twenty cars will be HEV in 2020. SANYO, which holds the world's largest share in the production of rechargeable batteries, will use its technological capabilities to contribute to the dissemination of HEVs and work to win a 40% share of the HEV rechargeable battery market in 2020. Through this, a CO_2 reduction of approximately 13 million tons can be expected.

In this context, SANYO will make large-scale capital investment in the HEV lithium-ion battery business to start commercial production from 2009. The goal is to increase the production capacity to a monthly output of 10 million units in 2015.

SANYO's Goals for 2020

Have SANYO-made batteries in an accumulated total of 13 million HEVs
Win 40% share of the HEV battery market


(Million units)
HEV and EV Market Forecast
5
40% share
2007
2008
2010
2015
2020
(CY)

Goal: CO_2 Reduction of 13 Million Tons

*Market forecast and proforma effects are based on SANYO's estimates.

Example 3: Medium and Long-term Prospects for the eneloop Business

It is estimated that worldwide annual production of dry cell batteries will be 40 billion in 2020, and that half of them can be replaced by rechargeable batteries.

SANYO's goal is to replace 50% of such replaceable batteries (approx. 10 billion units) with rechargeable batteries "eneloop" to contribute to not only reduction of waste but also reduction of CO_2 by approximately 1 million tons in 2020.

SANYO's Goals for 2020

Expand eneloop globally and replace 10 billion primary batteries with eneloop batteries


eneloop
Number of units produced
Primary battery production forecast for 2020
40 Billion
20 billion units can be replaced by rechargeable batteries
20 Billion
Replace 50% of them with eneloop

Goal: CO_2 Reduction of 1 Million Tons

*Market forecast and proforma effects are based on SANYO's estimates.

■Energy-saving Solutions for Commercial Equipment

SANYO has a number of market-leading products, such as commercial air conditioners and cold chain equipment, and technologies that enable significant energy-saving, such as compressors and integrated controllers. Through combining these products and technologies and incorporating PV system, SANYO can create a one and only energy-saving system which no competitor has, that realizes CO_2 reduction as well.


■General View of System
Administrative PC
Internet
Air conditioner indoor unit
enegreen refrigerating machine
Integrated controller
Supermarket showcase
Air conditioner outdoor unit
Lighting
- Effective utilization of exhaust heat between equipment (part of diagram)
- Energy-saving by integrated control
- Incorporate PV systems
As a comprehensive commercial equipment manufacturer, able to build such a one and only energy-saving system

■SANYO's Representative Environmental Purification Technologies

SANYO has unique technologies in the area of environmental purification, including those related to water purification, such as ozonation/electrolyzed water technology and filtration technology, and those related to air purification represented by sterilization/virus-control technologies using electrolyzed water.

SANYO will continue to emphasize technological development in this area to realize total environmental solutions in terms of water/air purification.


SANYO's Goals for 2020
Water
- Water purification by ozone
- Pool water purification by electrolyzed water
+ PV systems + Charging systems
+ Ultrafine filtration technology
+ Biotechnology, etc.
Provide small systems to ensure safe drinking water all over the world


SANYO's Goals for 2020
Air
- Sterilization technology: Eliminate bacteria/odor, control viruses, and inactivate pollens with electrolyzed mist
- Temperature/humidity adjustment technology
Realize commercial systems that eliminate pollens, mold, bacteria, etc., in addition to controlling temperature/humidity

Initiatives for CO_2 Reduction

As an immediate internal goal for CO_2 reduction, SANYO aims to achieve a "Carbon Neutral" status in 2010, in which CO_2 reduction through use of its environmentally-conscious products and CO_2 output from business activities become balanced.

The ultimate goal is to achieve a "Carbon Minus" status around 2020, in which reduction surpasses output. In this way, SANYO will become a unique company in the area of environmental contribution.

CO_2 reduction through use of environmentally-conscious products will surpass the CO_2 output from business activities.

Achieve Carbon Minus Status



CO2 amount (10,000 tons)
CO2 reduction through products
Achieve Carbon Neutral status in 2010 at 1.6 million tons
CO2 output from business activities
0
2010
2020
SANYO's definition of the following terms
* Carbon neutral status: CO2 emission from SANYO's business activities and CO2 reduction through use of SANYO products are balanced.
* Carbon minus status: CO2 reduction through use of SANYO products surpasses CO2 emissions from SANYO's business activities.
* "CO2 reduction through use of SANYO products" is calculated based on SANYO's standards.

Becoming a "Leading Provider of Environment- and Energy-related Products"

During the decade after fully accomplishing the Mid-term Management Plan, SANYO will exert its comprehensive strength through integrating its "energy-related technologies" and "environmental-purification technologies" with the electronics technologies acquired through consumer electronics development as the base. In this way, by 2020 SANYO will transform into a "leading provider of Environment- and Energy-related products" that offers technologies and products indispensable to the world.



Energy
Ecology
Electronics
Competitive Technologies
Energy Technologies
- Solar cell technology
- Rechargeable battery technology
- Compressor technology
- Energy-saving technology
Environmental Purification Technologies
- Ozonation technology
- Membrane filtration technology
- Biotechnology
- Electrolyzed water technology
- Absorption technology
Basic Technologies
Electronics Technologies Acquired Over the Years through Consumer Electronics Development
- Device technology - Digital technology - Network technology -Material basic technology
- Image processing technology - In-car product/navigation system technology
- Digital camera technology- Semiconductor technology
leading provider of Environment- and Energy-related products
2008 to 2010
Restore stakeholders' confidence and establish the foundation for a highly profitable company to become a "leading provider of Environment- and Energy-related products"
2011 –
Integrate technologies and exert comprehensive strength
2020
Become a true "leading provider of Environment- and Energy-related products" on a global scale

Overview of Operations by Business Segment

As of the end of March 2008, SANYO conducts manufacturing, sales, maintenance, and service activities in the following four business segments: Consumer, Commercial, Component, and Other. This section provides an overview of each business segment and an explanation of its performance.

Main Products/Services


Digital cameras
TVs
Projectors
Car navigation systems
Washing machines
Air conditioners
Refrigerators
Consumer business segment
Commercial business segment
Commercial air conditioners
Medical computer system
Bio-medical equipment
Lithium-ion batteries
Nickel-metal hydride batteries
Nickel-cadmium batteries
PV systems
Semiconductors
Capacitors
Motors
Optical pickups
Compressors
Component business segment
Other business segment
Logistics
Maintenance

Net Sales and Other Operating Revenues


(Billions of yen)
2,500
2,000
1,500
1,000
500
0
2007
2008
Consumer
Commercial
Component
Other

Operating Income


(Billions of yen)
120
90
60
30
0
-30
2007
2008
Consumer
Commercial
Component
Other

Note: Above graphs do not include figures of "corporate and eliminations."

Consumer business segment



Fiscal 2008 Composition Ratio of Net Sales & Other Operating Revenues
36%

Fiscal years ended March 31		(Billions of yen)
	2008	2007
Net sales and other operating revenues	761.2	684.5
Operating income	17.7	(8.6)
Assets	492.1	550.7
Capital expenditure	12.8	13.9
Depreciation and amortization	19.7	25.9
R&D expenses	22.3	22.1
Number of employees	29,302	26,984



(Billions of yen)
684.5
(8.6)
761.2
17.7
2007
2008
Net sales and other operating revenues
Operating income

Commercial business segment



Fiscal 2008 Composition Ratio of Net Sales & Other Operating Revenues
13%

Fiscal years ended March 31		(Billions of yen)
	2008	2007
Net sales and other operating revenues	264.1	275.4
Operating income	10.4	14.5
Assets	185.4	197.8
Capital expenditure	5.7	4.3
Depreciation and amortization	6.1	5.6
R&D expenses	18.5	18.5
Number of employees	7,630	6,926



(Billions of yen)
275.4
14.5
264.1
10.4
2007
2008
Net sales and other operating revenues
Operating income

Component business segment



Fiscal 2008 Composition Ratio of Net Sales & Other Operating Revenues
46%

Fiscal years ended March 31		(Billions of yen)
	2008	2007
Net sales and other operating revenues	967.3	900.7
Operating income	77.3	67.6
Assets	815.8	841.0
Capital expenditure	58.9	53.6
Depreciation and amortization	52.8	49.6
R&D expenses	29.3	46.7
Number of employees	58,305	57,162



(Billions of yen)
900.7
67.6
967.3
77.3
2007
2008
Net sales and other operating revenues
Operating income

Other business segment



5%
Fiscal 2008 Composition Ratio of Net Sales & Other Operating Revenues

Fiscal years ended March 31		(Billions of yen)
	2008	2007
Net sales and other operating revenues	113.3	128.7
Operating income	1.9	4.5
Assets	96.9	144.7
Capital expenditure	0.7	0.7
Depreciation and amortization	3.0	2.3
R&D expenses	0.1	—
Number of employees	3,007	2,418



(Billions of yen)
128.7
4.5
113.3
1.9
2007
2008
Net sales and other operating revenues
Operating income

Consumer

Consumer Business Segment

The Consumer business segment covers AV/information and communications equipment, such as digital cameras, TVs, and car navigation systems, as well as home appliances, such as washing machines and air conditioners

□Business Environment and Performance in Fiscal 2008

As for the business environment for this business segment, severe conditions continued due to intensifying competition and falling product prices, but, due to substantial sales growth in our digital cameras, led by replacement demand for multifunction models, and steady expansion of the markets for projectors and car navigation systems, overall market conditions for this business segment were favorable.

In these circumstances, for the fiscal year ended March 2008, SANYO posted net sales and other operating revenues of ¥761.2 billion, up 11% from the previous year. Operating income improved by ¥26.3 billion from the previous year to ¥17.7 billion.

With regard to AV/information and communications equipment, the overall sales from main products increased, primarily from digital cameras, whose sales significantly expanded due to the strong market and recovery of OEM orders; LCD TVs, whose sales steadily grew in North America, which is SANYO's major TV marketplace; car navigation systems and projectors.

Meanwhile, concerning home appliances, while sales of air conditioners and washing machines increased, as a result of selection and concentration implemented for products domestically, overall sales decreased.

In terms of income, despite the income decline in home appliances due to a drop in domestic sales, among the AV/information and communications equipment the growth in sales of digital cameras and TVs and the cost reduction achieved for projectors contributed to improvement in revenues and an income increase, resulting in a significant recovery in income for the entire consumer business segment.

Due to the sale of the mobile phone business to Kyocera Corporation as of April 1, 2008, the income and loss from the corresponding business are indicated as income and loss from discontinued operations based on accounting principles generally accepted in the United States of America.


LCD TV


Digital movie camera "Xacti"


Drum-type washer/dryer "AQUA"

Commercial

Commercial Business Segment

The Commercial business segment deals with commercial equipment, including showcases for supermarkets and convenience stores, commercial air conditioners, including package air conditioners, and computer systems for medical applications.

☐Business Environment and Performance in Fiscal 2008

As for the business environment for this business segment, in Japan the distribution/kitchen equipment industry was affected by economic downturn and the postponement of new store openings because of the revised building standard law. Thus, the entire showcase market struggled. Overall sales of commercial air conditioners slumped as well due to a decrease in the amount of new construction because of said law. Meanwhile, there was steady market expansion overseas, particularly in China with its booming economy and Europe with its high environmental awareness.

In these circumstances, for fiscal 2008, SANYO posted net sales and other operating revenues of ¥264.1 billion, down 4% from the previous year. Operating income decreased by ¥4.1 billion from the previous year to ¥10.4 billion.

In Japan, in the medical systems business, due to increased demand in preparation for the legal revision to be implemented in April 2008, there was a steady growth in sales. However, sales from showcases and commercial air conditioners decreased due to the impact of generally sluggish demand and price decline attributable to stiffer competition. For example, the showcase business was affected by a decrease in the number of new stores opened by major chain distributors and the commercial air conditioner business was affected by a decrease in the amount of new construction.

With regard to overseas sales, overall conditions remained favorable with a steady growth in sales of showcases in China and commercial air conditioners in China, Europe, and North America, and an increase in sales in the biomedical business as well.

As a result of efforts to strengthen and expand businesses, overseas sales increased. However, the increase in overseas sales was insufficient to cover the drop in domestic sales, resulting in a decrease in overall sales for the entire commercial business segment.

Income dropped due to a decrease in sales volume domestically and the impact of higher raw materials prices.


Electronic medical chart system


Supermarket showcase

enegreen


Refrigerating system

Component

Component Business Segment

The Component business segment covers electronic components, such as capacitors and motors, rechargeable batteries including lithium-ion batteries, PV systems, semiconductors, optical pickups, and other products

□Business Environment and Performance in Fiscal 2008

As for the business environment for this business segment, in the battery business, the market continued to expand for lithium-ion batteries, primarily for use in notebook computers, mobile phones, and electric tools. PV systems also expanded on an ongoing basis in the overseas markets, primarily in Europe and North America. In the electronic device business, while continued price decline caused the growth of the semiconductor business to stagnate, due to the expansion of markets for applications for notebook computers, mobile phones, digital cameras, game consoles, etc. overall demand for electronic components remained favorable.

Under such circumstances, for fiscal 2008, SANYO posted net sales and other operating revenues of ¥967.3 billion, up 7% from the previous year. Operating income increased by ¥9.7 billion from the previous year to ¥77.3 billion.

In the battery business, as for rechargeable batteries, nickel-cadmium, nickel-metal hydride, and lithium-ion batteries all showed an increase in sales. In particular, for lithium-ion batteries, production capacity was increased against the backdrop of expanding markets for notebook computer and electric tool applications, and SANYO proactively made further safety improvements and responded to various needs of the market, resulting in a significant increase in sales. Sales of PV systems increased in general due to overseas sales expansion in Europe, North America, Korea, etc. despite a decrease in domestic sales.

Sales of semiconductors decreased due to adverse market conditions and a fall in prices. As for electronic components, due to active demand from the markets for applications for personal computers and mobile phones, sales of capacitors and vibration motors steadily increased. Optical pickups also made good progress with healthy growth in sales of those for DVDs backed by the expansion of the notebook computer market, resulting in an increase in sales.

In terms of income, as for semiconductors, SANYO recorded a loss due to a drop in sales. However, even amid the continuing severe conditions, such as skyrocketing raw materials cost and falling prices, an increase in sales of rechargeable batteries, PV system, electronic components, and optical pickups led to income increase. As a result, the entire component business segment achieved an income increase.



Rechargeable batteries



HIT PV module



Optical pickup

Other Business Segment

Other business segment comprises nonmanufacturing businesses, including the logistics business, in which SANYO Electric Logistics Co., Ltd. plays a central role, and the maintenance service business.

□Business Environment and Performance in Fiscal 2008

As for the business environment for the distribution industry, in which SANYO Electric Logistics Co., Ltd. plays its role, despite some stagnation, demand for international freight transport was on an expansion track, primarily for exports to newly emerging countries. Meanwhile, the domestic freight transport business was sluggish in terms of total transportation volume due to worsening market conditions.

Under such circumstances, for fiscal 2008, the performance of SANYO Electric Logistics Co., Ltd. remained the same as the previous year. However, due to a decrease in sales of imported goods, etc., for the entire business segment SANYO posted net sales and other operating revenues of ¥113.3 billion, down 12% from the previous year. Operating income decreased by ¥2.6 billion from the previous year to ¥1.9 billion

R&D / Intellectual Property

Under the brand vision "Think GAIA," with the R&D H.Q. working as one with marketing-related divisions & departments and business operation-related divisions & departments, SANYO promotes technology/product development through maximizing its proprietary technologies and power of creating new ideas. Further, SANYO formulates intellectual property portfolios for individual technologies in line with the business direction to collectively manage intellectual properties from R&D to business operations, thus facilitating sustained business development.

R&D Strategies

SANYO powerfully promotes selection and concentration in R&D activities and works to reduce R&D related risks in cooperation with marketing-related divisions & departments. At the same time, SANYO strives to improve R&D efficiency through promoting across-the-board utilization of common basic technologies and exploring new possibilities in collaboration with universities and research institutes in Japan and overseas.

SANYO has implemented reorganization of the R&D H.Q. in correspondence with the three business domains: Energy, Electronics, and Ecology. Its new research center structure is composed of Advanced Energy Research Center (Hirakata), Ecology Research Center (Gunma), Advanced Device Research Center (Gifu), and Digital Technology Research Center (Daito). Further, to realize the brand vision and sustained development of each business domain, with the R&D H.Q. working as one with marketing-related divisions & departments and business operation-related divisions & departments, SANYO promotes both the strengthening of the competitive advantages of its core basic technologies and creation of new products and new businesses through development of technologies to enable synergies between business domains.

In the Energy Business Domain, SANYO will advance development of technologies related to energy creation and energy storage, such as improving the efficiency of SANYO's proprietary HIT solar cells and realizing rechargeable batteries higher in energy density and reliability.

In the Electronics Business Domain, SANYO will focus on development of electronic devices that enable equipment smaller in size and lower in power consumption, such as capacitors, optical pickups, and vibration motors for mobile phones. In addition, SANYO will further advance digital technologies, such as a full high-definition image processing engine for digital movie cameras.

In the Ecology Business Domain, SANYO will further refine our technologies related to heating/refrigeration, energy saving, and water/air purification to improve performance of its environmental products represented by CO_2 compressor, store showcase, and products with virus washer function.

To contribute to the global environment and create new customer value SANYO will exert its comprehensive strength in the development of technologies and transform into a "leading provider of Environment- and Energy-related products" that offers solutions indispensable to the world.

R&D H.Q. Major Research Centers



Hirakata



Gifu



Gunma



Daito

Energy



HIT solar cell

Electronics



Vibration motors for mobile phones



Digital movie camera "Xacti DMX-HD1000" and One-chip platinum sigma engine for full high-definition image processing

Ecology



CO_2 compressor incorporated in a beverage showcase

Intellectual Property Strategies

Intellectual property rights are registered rights for inventions and innovations realized through technology/product development activities. By legally protecting SANYO's product development technologies, operating revenue is secured and sustained business development is guaranteed. Thus, intellectual property rights are extremely important business assets.

SANYO makes across-the-board efforts to obtain and maximize utilization of intellectual property rights under the leadership of the Intellectual Property H.Q. In particular, SANYO has shifted the system from business internal company-based management to across-the-board collective management to control intellectual property portfolios for individual technologies. Specifically, with a focus on the three businesses: rechargeable battery, PV system, and electronic component, in which approximately 70% of capital investment will be concentrated over the next three years based on the Mid-term Management Plan, SANYO will analyze and evaluate intellectual property rights owned by itself and other companies related to the respective technology fields to identify SANYO's strengths and weaknesses. In so doing, in consideration of business conditions in terms of importance and future direction, SANYO will advance the formulation and enhancement of its intellectual property portfolios.

As of the end of March 2008, SANYO owns approximately 13,500 patents in Japan and approximately 12,600 patents overseas. In addition to using its own patents in-house, SANYO promotes effective utilization of assets, such as licensing other companies to use its patents, which contributes to cash flow management.

With a vision to becoming a contributor to the solution of global-scale environmental and energy problems, SANYO will promote intellectual property strategies to steadily advance technology/product development and ensure sustained business development so as to "bequeath a beautiful Earth to future generations."

Initiatives to Serve Environment and Society

SANYO is advancing to realize lasting prosperity for both itself and society by helping protect the global environment and thereby minimizing its burden on the planet, while continuing to enhance communication with its stakeholders.

Initiatives to Serve Environment

■Business Activities to Help Solve Environmental/Energy Problems

To promote environmental management group-wide and realize "Transformation into a leading provider of Environment- and Energy-related products" specified in the mid-term management policies, "Global Environmental Action Plan" was formulated and has been implemented since April 2008. In particular, considering the emission control of the CO_2 responsible for global warming as a top-priority issue, SANYO's future vision is to be a contributor in resolving the global environmental/energy problems through use of its superior technological capabilities. From this perspective, SANYO is promoting the development of technologies and products.

At the same time, to control emission of CO_2 and other greenhouse gases generated from business activities, SANYO will act in line with the target set by the electric/electronic industry of Japan, which is "by fiscal 2011 reducing CO_2 emissions per real production unit by 35% from the fiscal 1991 level." In addition, based on its own goals set for reduction of CO_2 emissions per unit respectively for three areas: GEMS*, domestic manufacturing facilities, and overseas facilities, SANYO will strive to further improve energy efficiency.

* GEMS stands for "Group Environmental Management System," in which SANYO's main domestic business facilities have been integrated to obtain ISO14001 certification as a group.

■Promoting Thorough Environmental Compliance

With the view that intensifying compliance with environment-related laws and regulations and doing risk management are important aspects of environmental management, SANYO works to minimize social/management losses and risks associated with them. In particular, SANYO is giving priority to promoting "global-based intensive management of soil contamination statuses" and "global-based intensive management of chemical substances in products."

■Promoting Global-based Environmental Management

SANYO is constantly expanding construction of its ISO14001-based environmental management system in Japan and overseas. In the future, SANYO will also promote system construction in those overseas non-manufacturing companies not yet a part of the system. Thus, SANYO will steadily improve its management system on a global basis.

■Expanding Environmentally-conscious Products

SANYO aims to ensure that all of its products, including general home appliances, commercial equipment, and components, are environmentally-conscious with a lower impact on the environment. The following are examples of SANYO's environmentally-conscious products.

Resource Saving

Vacuum Cleaner SC-XD1, XD21



Compared to vacuum cleaners using special paper bags, paper usage can be reduced by 65% (686g) over 7 years and no filter washing is necessary for an extended time of 10 years, enabling water saving by approximately 600 liters over 10 years.

Gas Heat Pump Air Conditioner SGP-H560M1G and other



Product weight was reduced by 110kg to 800kg through use of aluminum materials and structure/material review, achieving the lightest weight among all models of the same class in the industry. (As of August 2007, Source : SANYO's internal data)

Note) In the case of SGP-H560M1G

Capacitor OS-CON SVPD Series



Recognized in the industry as having top-level reliability (high durability / high-temperature / humidity tolerance) and an ultra-long lifetime (2,000 hours) guaranteed in extreme high temperatures as high as 125°C.

High Efficiency / Energy Saving

HIT PV Module HIP-210BH1



Each module can help reduce CO_2 emission by approximately 77kg-CO_2 every year.

Note) In the case of a module installed in Osaka City, Japan directly pointing south at an angle of 30 degrees.

Initiatives to Serve Society

■Relationships with Customers

SANYO works to improve customer satisfaction by placing priority on the quality and safety of products, offering excellent service, and maintaining an ongoing dialog with customers.

- A total of 616 employees participated in training relating to revised laws and regulations such as the Consumer Product Safety Law in Japan
- Customers urged to inspect their SANYO heaters just before winter
- Began e-LIFE Research in order to gather feedback from a wide range of customers



Customer Opinion Review Meeting

■Relationships with Business Partners

SANYO seeks to build good relationships with its business partners through fair selection of suppliers, and purchasing that is legally compliant.

- Basic Purchasing Policy was revised to ensure impartial and fair transactions.
- New System Briefings for Suppliers were held to strengthen partnerships.
- Internal training regarding the Subcontract Act is carried out regularly.



New System Briefing for Suppliers

■Relationships with Employees

Respecting the diversity of individuals, and creating workplace environments that allow all employees to fully realize their abilities and career goals

- SANYO promotes personnel development on an ongoing basis to foster employees who improve themselves proactively and continuously.
- SANYO steadily promotes creation of a welcoming work environment that supports employees to balance work and family life and has obtained certification based on the Next Generation Nurturing Support Measures Promotion Law.
- For its highly-evaluated ongoing efforts to increase hiring of persons with disabilities, a subsidiary of the Company received official recognition from the Director of the Association of Employment Development for Citizens, Gunma.

■Relationships with Local Communities

In the areas of environmental protection, youth education, and social welfare employee volunteer activity support, SANYO promotes social contribution activities with the aim of helping local communities to grow and prosper and working with local communities in harmony.

- Through the Elementary School Eco Education Program, environmental classes have been given to 6,240 children at 82 schools over two years.
- A badminton school and rugby school have respectively been set up by retired members of the SANYO Badminton Team and Rugby Team to provide opportunities for elementary and junior high school students to be coached and play these sports.
- The SANYO Think GAIA Foundation has reached 40 million yen in grants over six years.



Environmental Classes at Elementary Schools

Corporate Governance

In order to build good relations with stakeholders and increase corporate value, SANYO is striving for sound company management that is more efficient and transparent, along with improved internal controls.

■Basic Approach to Corporate Governance

SANYO believes that the improvement of corporate governance is essential for putting its management philosophy into practice and increasing corporate value. Therefore it is strengthening its internal control system based on sound management systems, and is securing management transparency through suitable and timely information disclosure.

For SANYO, compliance is an important foundation for fulfilling its social responsibilities, and SANYO understands that thorough compliance is essential for the continuation of business activities. In addition to improving its own corporate governance, SANYO is actively promoting compliance management throughout the group. The SANYO Electric Group Principles of Conduct have been established as a policy that must be followed by all group executives and employees. It requires them to not only observe all relevant laws and in-house rules, but also to comply with a wide range of corporate ethics. A specific code of conduct has also been established in order to carry out the Principles of Conduct, and the group executives and employees have been made well aware of this code.

■Board Members and Board of Directors

The Company holds regular monthly meetings of the Board of Directors, to make important decisions and oversee business execution by executives. The resolution of certain important matters requires the approval of more than two-thirds of the total Board.

To facilitate careful deliberation at such meetings and improve management efficiency, all members of the Board attend the Steering Committee, which are held at least twice a month. The Steering Committee preliminarily review items on the agenda for the meeting of the Board of Directors, and make swift decisions regarding fundamental and important subjects relating to certain business implementations.

In fiscal 2008, Board of Directors' meetings were held 27 times, and the average attendance rate for outside directors was 87%. As of June 2008, the Board of Directors comprises nine directors, two of whom are outside directors. They were appointed by a resolution of the stockholders' meeting, and were nominated by preferred stockholders. The purpose was to have experts in the areas of investment, finance, and management strategy, participate in the Board of Directors.

Management System and Internal Control System


Stockholders' Meeting
Election and removal
Election and removal
Election and removal
Board of Auditors
Corporate Auditors
Outside Corporate Auditors
Inspect status of internal control system development and operation
Audit
Audit
Reports
Board of Directors
Directors
Outside Directors
Determine basic policies for internal control system development and operation
Recommendations/ proposals, reports
Special Committees
Deliberate on internal control-related subjects in respective areas of specialty
Personnel/Nominating Committee
Compensation Committee
Audit/Governance Committee
Election/removal, supervision
Executive Division
Develop and operate internal control system
President, Vice Presidents
Head Office
Business Division
Internal companies
Related Companies
Internal control system development and operation
●Risk management
●Compliance promotion
●IT governance, etc.
Accounting Auditors
Coordination
Coordination
Coordination
Internal Auditing Division
Evaluates internal control and assists in its improvement
Corporate Audit Office
Internal audit
Audit

■Corporate Auditors and Board of Auditors

Based on the Japanese Company Law, the Company has a Board of Auditors. The Corporate Auditors attend Board of Directors' meetings and other significant meetings, inspect important documents of decisions and receive reports from internal audit sections and other relevant departments. Through these activities, the Corporate Auditors stringently monitor the performance of the directors. The Corporate Auditors also inquire into the auditing policies and plans of the accounting auditors, and receive reports and explanations on the results of audits whenever they are performed, so as to ensure mutual coordination with the accounting auditors.

After problems requiring the amendment of previous financial statements, SANYO implemented regular financial investigation meetings attended by the accounting auditors, the Corporate Auditors, and the accounting department in order to share information while identifying and resolving any accounting issues.

In fiscal 2008, the Board of Auditors met 19 times, and the average attendance rate for outside auditors was 96%. As of June 2008, the Board of Auditors comprises six corporate auditors, three of whom are outside corporate auditors.

■Special Committees

SANYO has three Special Committees: the Personnel/Nominating Committee, the Compensation Committee, and the Audit/Governance Committee. With the inclusion of members who are outside experts, these committees discuss specialized matters relating to internal control, make recommendations and prepare report for the Board of Directors. The main areas of deliberation for these committees are as follows.

Committee name	Main deliberation area
Personnel/ Nominating Committee	①Agenda items to be submitted to the General Meeting of Stockholders relating to director dismissal, selection of director candidates
	②Important agenda items relating to executive personnel and management execution
Compensation Committee	①Agenda items to be submitted to the General Meeting of Stockholders relating to the total amount of director compensation
	②Individual board member (and vice president) compensation (policy determination, calculation method, etc.)
Audit/Governance Committee	①Agenda items relating to internal control (especially group-wide internal control) and corporate governance
	②Agenda items relating to compliance hotline reports and internal audit results

■Internal Control System

In order to improve and strengthen its internal controls, SANYO has established a position in charge of this area. It is observing the relevant laws relating to financial report reliability, as well as effectiveness and efficiency of business activities. In order to ascertain internal control activities in a unified way, in October 2007, the company established an Internal Control Office, and is promoting the implementation of an internal control system in an across the board manner. SANYO is also detecting and resolving any internal control deficiencies through internal audits by the internal audit sections.

Now that the Japanese Financial Instruments and Exchange Law has taken effect, SANYO is obligated to submit internal control reports as a listed company.

Specifically, SANYO must carry out self evaluations and internal audits regarding implementation conditions for its internal audit system in order to ensure the reliability of financial reports. The company must also prepare internal control reports, and submit auditor-prepared internal control reports along with financial statements. SANYO's Internal Control Office is mainly involved in the selection of internal control promotion staff in the Head Office, internal companies, and subsidiaries & affiliated companies. The office also identifies problems across the group, while promoting evaluation of internal control implementation and operation, progress management, training of staff, and other measures.

■Compliance

SANYO regards compliance (the observing of applicable laws and internal rules and the acting on ethics) as an important basis for continuity of business operations. In 2006, we established the SANYO Electric Group Code of Conduct and Ethics, to be applied to our executives and employees working at SANYO in Japan and all over the world. The Code of Conduct and Ethics provides guidelines for day-to-day work and other corporate activities from the perspective of compliance.

■Compliance Promotion System

We have established a compliance promotion system, led by the Chief Supervisor (President) and the Compliance Officer (selected from among executives). In addition, compliance leaders appointed by the Head Office, each internal company and each headquarters play a central role in promoting compliance efforts. Compliance leaders ensure adherence to the Code of Conduct and Ethics and prevent violation of laws and regulations.

For early detection of and response to compliance-related issues, we have installed Compliance Hotlines inside and outside the Company, as service desks to receive inquiries from and offer consultations to our employees. The contents of inquiries from and consultations to employees are reported to Chief Supervisor and Compliance Officer, however, based on the guidance, measures such as investigation and assistance for improvement are forwarded.

■Compliance Promotion in Key Areas

SANYO has designated key compliance areas that require group-wide commitment. These key areas include compliance with antitrust law, export control, personal information protection, product quality and health and safety. For each of these key areas we have developed internal rules, according to which management is exercised.

■Dissemination of Code of Conduct and Ethics to All Employees

We have published the Code of Conduct and Ethics for the countries and regions where SANYO's subsidiaries and affiliated companies are located (15 languages), so as to disseminate the Code to the SANYO's executives and employees worldwide. In Japan, the Compliance Guidelines have been distributed internally in order to explain the Code and present compliance-related cases.

In order to deepen understanding of the Code of Conduct and Ethics among executives and employees, SANYO is continuing to implement compliance education programs for stratified training. In fiscal 2008, compliance training was carried out for the newly appointed Vice Presidents in the new management system taking effect in April 2008, and for the executives of SANYO's internal companies and headquarters. In fiscal 2009 and beyond, SANYO will place importance on compliance for the improvement and strengthening of its internal control system, while further reinforcing compliance on a global management level.

Compliance promotion system


Chief Supervisor (President)
Compliance Officer
Instruction and advice
Legal H.Q.
Report
Establish and manage the system.
Plan and release measures.
Corporate Audit Office
Audit
Compliance Leaders at Headquarters
Compliance Leaders at Each Internal Company/Division
Instruction
Related companies
Key Compliance Areas
•Compliance with Antitrust Law
•Compliance with Subcontract Act
•Export control
•Personal information protection
•Health and safety
•Environment conservation
•Product quality, etc.

■Risk Management

Regarding risks that may have a significant impact on business operations, it is necessary to analyze the possibility of risk occurrence, to quickly detect risk and take necessary measures to minimize the damage should the risk occur.

In addition to compliance promotion, the SANYO has placed importance on risk management for the improvement and strengthening of its internal control system. Integrated risk management is being implemented for the entire group including consolidated subsidiaries.

■Risk Management System

SANYO has designated one executive as Chief Supervisor, and has set up a group-wide risk management office that supports the Chief Supervisor, in order to conduct risk management throughout the Group. In fiscal 2008, we established a risk management system on a trial basis, in accordance with JISQ2001 (the Japan Industrial Standards guidelines for building risk management systems).

Specifically, each department is identifying, evaluating, responding to and minimizing risks, according to the SANYO Electric Group Risk Management Policy. The resulting information is gathered by the group-wide risk management office, and continual improvements are made. Past risk and response cases, such as large-scale disasters, health and safety accidents, and product quality problems, are put into a group database and shared on a special intranet site. This is done in order to realize rapid and effective risk response while preventing similar disasters or accidents.

SANYO Electric Group Risk Management Policies

(Established May 2007)

1. Fundamental Objectives of Risk Management By appropriately responding to risks that may significantly impact business operations, we will mitigate damage to management resources and quickly recover from damage in the event of emergency, so as to enable early resumption of operations and thereby enhance our corporate value.
2. Risk Management Principles
   (1) To ensure the safety and health of employees and the conservation of management resources
   (2) Not to damage the safety, health or benefits of parties concerned
   (3) To take speedy and appropriate measures for recovery if management resources are damaged
   (4) To take responsible action in compliance with laws and regulations as well as social norms, if risk becomes apparent
   (5) To improve the social valuation of the company through constant risk management activities
   (6) To reflect social demand regarding risks in our risk management SANYO Electric Group Risk Management

Risk Management System



Group-wide risk management Chief Supervisor
Group-wide risk management office
(General affairs department)
Reporting
Instructions & support
Instructions & support
Reporting
Headquarters and
specialized function organizations
Reporting
Instructions & support
Risk types
- Disasters and accidents
- Labor
- Political, economic, and social
- Legal
- Financial
- Management
Internal companies and headquarters
Risk management coordinator
Risk management manager
Risk management office
Risk management departmental chief

Business Risks

SANYO is strengthening its risk management under the system established to identify/evaluate business-related risks and devise countermeasures accordingly to prevent or minimize possible losses. The major risk factors that may affect SANYO's business results, stock prices, financial conditions, etc. are set out below.

All forward-looking statements included in this section are based on SANYO's judgment as of March 31, 2008.

Business-related Risks

- Every SANYO product is designed and manufactured in accordance with relevant laws, regulations and public standards in the country where the product is sold. However, it cannot be stated as fact that SANYO's future products will have no defects of any kind, and that no product recall will occur. Although SANYO carries product liability insurance and recall insurance, there is no assurance that any possible future liability claim or damages will be fully covered by such insurance. In the event of a large-scale product recall or lawsuit against SANYO over product liability, the Company's brand creditworthiness may be degraded and the cost of compensation could adversely affect SANYO's business results.
- In the business areas where SANYO operates, market needs are changing quickly and technological innovation is advancing at a rapid pace. Existing products and services could rapidly become obsolete and lose marketability. SANYO is therefore making constant efforts to provide advanced and attractive products and services. However, if it fails to develop advanced technology or introduce new products and services into the market in an optimum manner, SANYO may not be able to maintain competitiveness, and its business results and financial condition could deteriorate.
- SANYO is making efforts to create and protect intellectual property rights. However, it may not be possible to entirely prevent third parties from using a similar trade name or from illegally using rights held by SANYO to manufacture and sell similar products. Meanwhile, of products manufactured and marketed by SANYO, some are manufactured under license from other companies. There is the future possibility that necessary licenses would not be granted or unfavorable conditions could be attached to the granting of licenses. Furthermore, although SANYO pays the greatest attention to intellectual property rights held by third parties at the time of product development, it could face unforeseen litigation from third parties for infringement of intellectual property rights and suspension of export/import of the corresponding product.
- In recent years, various lawsuits have been filed over employee inventions and their attribution. SANYO has established its rules on employee inventions and makes necessary payments to relevant inventors in accordance with the rules. Nevertheless, there is a possibility that SANYO could be subject to payment of compensation resulting from lawsuits in connection with employee inventions.
- With regard to environmental problems, SANYO is making efforts to improve environmental management, including periodic audits and the promotion of green procurement. SANYO avoids using specified chemical substances for products and investigates soil and groundwater contamination. Nevertheless, supplier negligence, surfacing of pollution resulting from past activities, amendments to laws and regulations, and other factors could damage not only SANYO's performance, but also its credibility.
- SANYO closely investigates the credit standings of business customers before initiating transactions. However, in the event of contingent liability or other problems, SANYO may discontinue transactions with a business customer. If that happens, the supply of products or parts could be suspended temporarily, or SANYO could incur losses due to bad debt.
- SANYO establishes good business relationships with various business partners, and conducts smooth transactions with them on an ongoing basis. However, there is a possibility that extensive damage could be incurred by SANYO due to a problem, such as breach of contract by a business partner, which would lead SANYO to enter into an action against the business partner for the purpose of demanding compensation for the corresponding damage. At the same time, there is a possibility that damage could be incurred by a business partner or other relevant parties due to SANYO's negligence, which would cause SANYO to be responsible for reparations for the corresponding damage. In such cases, corresponding damage, cost of action, compensatory payment, and other related expenses could have a negative impact on SANYO's performance.
- Production and supply systems have become borderless, and competitors are found worldwide. With the expanding technological capabilities and productivity of newly emerging countries, including South Korea, Taiwan and China, product prices are rapidly dropping. If product prices drop at a faster-than-expected pace and SANYO fails to maintain cost competitiveness, its business results could be adversely affected.
- SANYO uses various materials. There is a possibility that materials prices could sharply climb, due to such factors as social conditions, unbalanced supply and demand, or speculative price manipulation. SANYO procures materials in accordance with a

prescribed plan, but a sharp rise in materials prices could push the ratio of materials price up considerably. Although SANYO plans and takes necessary countermeasures, such as hedging against risk with forward contracts, etc. and cutting fixed costs, a rapid hike in materials prices may disrupt such measures, and could have a negative impact on SANYO's performance.

- In addition to SANYO brand products, a high proportion of SANYO products are produced on an OEM basis. Additionally, components account for a large percentage of sales. Therefore, policy changes (such as second sources and cost cutting) at OEM purchasers or companies to which SANYO supplies components could cause a decrease in orders received, which may adversely affect SANYO's performance.
- SANYO promotes various types of alliances with other companies according to need, including technological collaboration, business cooperation and establishment of joint ventures in such areas as manufacturing, sales, and research and development. However, various circumstances could cause SANYO and a counterparty to terminate such collaborative relations or fail to achieve substantial results. In such cases, SANYO's performance may be affected.
- From time to time SANYO obtains personal information and other information on customers, suppliers and other parties. Although SANYO employs various measures to protect such information, it is impossible to guarantee that absolutely no leakage will occur. In the event of leakage of such information, SANYO's credibility may be undermined and liability for damages could be incurred. This could eventually have a negative impact on SANYO's business results.
- SANYO is making every effort to ensure compliance with laws and regulations and has strengthened internal control for that purpose. However, if SANYO fails to accomplish said purpose, violation of laws, regulations or other rules may occur, which could affect SANYO's business results.

Labor-related Risks

- SANYO places particular importance on employing and fostering capable personnel because adequate know-how and knowledge are required to develop and produce its products. If SANYO fails to prevent existing employees from flowing out of the Group, or fails to hire capable personnel, its future growth and performance could be adversely affected.

Financial Risks

- A fall in stock prices due to rapid changes in market conditions and a drop in land prices could cause the value of assets held by SANYO to diminish.
- Rapid changes in interest rates may have a negative impact on SANYO's performance.
- A considerable proportion of the transactions carried out by SANYO are overseas transactions. Fluctuations in foreign exchange rates could therefore have a significant impact. Although SANYO is making efforts to hedge against such risk by such means as adjusting the proportion of overseas production, forward exchange contracts, etc., related risk cannot be entirely eliminated. In the event of major exchange rate fluctuations in the future, SANYO's performance could be adversely affected.
- In a syndicated loan contract and a commitment line contract, the Company made a commitment to maintain its long-term issue rating at BBB- or above based on using the highest rating determined from among Rating and Investment Information, Inc. and Japan Credit Rating Agency, Ltd. In the event of the Company's failure to meet such commitment, at the request of majority lenders, the Company may lose its benefit of term with regard to obligations under the syndicated loan contract, and the same right with regard to obligations under the commitment line contract. In addition, all lenders' loan obligations may be extinguished.
- The Company issued preferred stocks in March 2006. Possible conversion of preferred stocks into common stocks in the future could cause dilution of the Company's common stocks and may impact its stock price.
- SANYO has adopted a retirement pension system that employs an external pension fund. Any drop in the value of pension assets due to deterioration in investment returns, or any increase in accumulated benefit obligations due to a drop in the discount rate, could lead to a rise in actuarial losses and an increase in retirement pension costs in the future.

Political, Economic and Social Risks

- SANYO has sales and production bases all over the world, thereby diversifying country risk. Nevertheless, sudden policy changes or economic fluctuations in such countries could cause SANYO to temporarily post losses or face problems in product supply.
- Infectious disease pandemic, terrorist attacks or other unexpected events could hinder transactions with the country involved and have a negative impact on SANYO's performance.

Disaster and Accident-related Risks

- Regarding damage from natural disasters, SANYO has already taken countermeasures to minimize possible influence on relevant operations, after examining the cost effectiveness of such measures. However, a major natural disaster beyond the scope of assumption in an area of SANYO operations would inevitably cause damage and a halt in production, which could result in the loss of customer trust and deterioration in SANYO's performance.
- Antivirus software has been installed on every computer used by SANYO. Nevertheless, in the event of a computer virus attack, there is a possibility that certain SANYO facilities could suffer damage, possibly leading to interruption of some operations and delays in production and shipment.

Executives (as of June 27, 2008)

Members of the Board

Executive Director & President



Seiichiro Sano

Executive Director & Executive Vice President



Koichi Maeda



Kazuhiko Suruta



Kentaro Yamagishi

Member of the Board & Executive Vice President



Mitsuru Homma

Member of the Board (Outside)



Toshihiko Onishi



Ankur Sahu

Member of the Board



Hidetoshi Arima



Hiromoto Sekino

Corporate Auditor

Standing Corporate Auditor
- Kenzo Kurokawa
- Toshiya Uchida
- Hideo Matsui

Corporate Auditor (Outside)
- Osamu Okamoto
- Takeharu Nagata
- Akira Nakata

President & Vice President

President
- Seiichiro Sano

Executive Vice President
- Koichi Maeda
- Kazuhiko Suruta
- Kentaro Yamagishi
- Mitsuru Homma

Senior Vice President
- Hidetoshi Arima
- Hiromoto Sekino
- Hiroshi Ono
- Teruo Tabata
- Yoshihiro Nishiguchi
- Kazuhiro Takeda
- Masato Ito
- Morihiro Kubo

Vice President
- Shinya Tsuda
- Keiichi Yodoshi
- Nobuaki Matsuoka
- Takuya Kobayashi
- Katsuhisa Kawashima
- Satoru Hotta
- Tetsuhiro Maeda
- Yoshio Watabe
- Takao Ando
- Shigeharu Yoshii
- Takashi Hirao
- Hirokazu Teshima
- Tsutomu Nozaki
- Shinji Takagaki
- Kazuhiro Yoshida
- Hideharu Nagasawa
- Masafumi Yoda
- Junichiro Tabuchi
- Takahiro Wada
- Masami Murata
- Fumitoshi Terashima
- Hiroki Osaki
- Isao Oba
- Mitsuaki Naito
- Yoshinori Nakatani
- Keizo Mori

Principal Subsidiaries and Equity Method Affiliates

(as of March 31, 2008)

Principal Subsidiaries

The Company has a total of 185 Subsidiaries – 66 in Japan and 119 overseas.

TOTTORI SANYO ELECTRIC CO., LTD.
Shimane SANYO Electric Co., Ltd.
SANYO Tokyo Manufacturing Co., Ltd.
SANYO Semiconductor Co., Ltd.
SANYO SEMICONDUCTOR MANUFACTURING CO., LTD.
KANTO SANYO Semiconductors CO., LTD.
SANYO Seimitsu Co., Ltd.
SANYO Mediatec Co., Ltd.
Sanyo Energy Tottori Co., Ltd.
SANYO Energy Twicell Co., Ltd.
Sanyo GS Soft Energy Co., Ltd.
SANYO Electric Sales Co., Ltd.
SANYO Electric Service Co., Ltd.
SANYO Semicon Device Co., Ltd.
SANYO Electric Logistics Co., Ltd.

Note: As of April 2008, TOTTORI SANYO ELECTRIC Co., Ltd. changed its corporate name to SANYO CONSUMER ELECTRONICS Co., Ltd.

SANYO TV International Corporation
SANYO E&E CORPORATION
SANYO ENERGY (U.S.A.) CORPORATION
SANYO NORTH AMERICA CORPORATION
SANYO Semiconductor (U.S.A.) Corporation
SANYO Europe Ltd.
SANYO COMPONENT EUROPE GmbH
SANYO AIRCONDITIONERS EUROPE s.r.l.
SANYO Electric (Shekou) Limited
Dalian Sanyo Refrigeration Co., Ltd.
Dalian Sanyo Cold-Chain Co., Ltd.
KOREA TOKYO SILICON CO., LTD.
SANYO ELECTRIC (HONG KONG) LIMITED
SANYO SEMICONDUCTOR (H.K.) CO., LTD.
SANYO ASIA PTE LTD
SANYO ENERGY (SINGAPORE) CORPORATION PTE. LTD.
P.T. SANYO JAYA COMPONENTS INDONESIA

Principal Equity Method Affiliates

The Company has a total of 60 Equity Method Affiliates – 30 in Japan and 30 overseas.

Shin-Nichi Electronics Co., Ltd.
SANYO Homes Corporation
NTT DATA SANYO SYSTEM CORPORATION
Dongguan Huaqiang SANYO Electronics Co., Ltd.
CHINA RESOURCES (SHEN YANG) SANYO COMPRESSOR CO., LTD.
SANYO ELECTRIC (TAIWAN) CO., LTD.

SANYO's History

"SANYO" means "three oceans" – specifically, the Pacific, Atlantic and Indian oceans: in other words, the entire world. SANYO conducts business throughout the world, maximizing its three core assets: excellent human resources, superior technologies and first-class service. Thus, its name "SANYO" implies its business territory and business policy.

CY	History
1947	SANYO Electric Works founded (Moriguchi City, Osaka) by Toshio Iue
	Bicycle generator lamp produced
1950	SANYO Electric Co., Ltd. established
1952	Japan's first plastic radio made, marking the Company entrance into home electric appliances market
1953	Japan's first pulsator-type washing machines introduced
1954	SANYO Electric Co., Ltd. stock listed on Tokyo Stock Exchange and Osaka Securities Exchange
1959	Tokyo SANYO Electric Co., Ltd. established as production base in Kanto region (Oura-gun, Gunma Prefecture)
1960	Production of commercial equipment commenced at Tokyo SANYO
1961	Production of transistors commenced at Tokyo SANYO
1964	Production of nickel-cadmium batteries commenced
1965	Color TVs overcome cost hurdle of ¥10,000 per inch for the first time in industry
1969	SANYO retail chain (called SBC) established, strengthening sales and marketing network
1972	"3-year Home Appliance Expansion Plan" launched. Overseas sales expanded and international division of labor system strengthened.
1979	World's first amorphous silicon solar cells developed; production commenced in 1982
1983	Production of "OS-CON," aluminum solid capacitor with organic semiconductive electrolyte, commenced
1986	SANYO Electric Co., Ltd. and Tokyo SANYO Electric Co., Ltd. merged
1988	Production of color TVs for Wal-Mart Stores, Inc. commenced
1990	Mass production of nickel-metal hydride batteries commenced
1992	First solar power generation system developed for home-use in Japan
1994	Mass production of cylindrical lithium-ion batteries commenced
1995	Entered digital camera business
1997	Production of "POSCAP," solid electrolytic capacitor with polymerized organic semiconductor, commenced
1999	Nickel-metal hydride rechargeable batteries for HEVs developed
2002	Vending machine business sold to Fuji Electric Co., Ltd.
2003	Chip mounter business sold to Hitachi High-Technologies Corporation
2004	Full-scale production of HIT solar cells commenced at Nishikinohama Factory
	LCD business merged with Seiko Epson Corporation, to form joint venture
	Niigata Chuetsu Earthquake struck NIIGATA SANYO ELECTRONIC Co., Ltd. (present SANYO Semiconductor Manufacturing Co., Ltd.)
2005	SANYO Electric Logistics Co., Ltd. stock listed on Jasdaq Securities Exchange
	Part of the Company's stockholdings in SANYO Electric Credit Co., Ltd. transferred to other company
2006	¥300 billion capital increase through issuance of preferred stocks to third parties
2007	Mid-term business strategy "the Master Plan" announced
2008	Mobile phone business sold to Kyocera Corporation
	Mid-term Management Plan (fiscal 2009 - 2011) announced


Bicycle generator lamp


Pulsator-type washing machine


POSCAP


Battery system for HEV


HIT PV module

Selected Financial Data

SANYO Electric Co., Ltd. and Subsidiaries As of and for the years ended March 31, 2008, 2007, 2006, 2005, and 2004

	Millions of Yen					Thousands of U.S. Dollars (Note a)
	2008	2007	2006	2005	2004	2008
For the year:						
Net sales	¥ 2,017,824	¥ 1,882,612	¥ 2,031,652	¥ 2,089,791	¥ 2,118,055	$ 20,178,240
Operating income (loss) (Notes b and c)	76,141	42,605	(35,905)	4,850	59,103	761,410
Income (loss) before income taxes and minority interests from continuing operations (Note c)	57,228	(16,084)	(182,032)	(96,140)	9,712	572,280
Net income (loss) from continuing operations (Note c)	39,148	(45,029)	(207,375)	(179,260)	(6,524)	391,480
Net income (loss) from discontinued operations (Note c)	(10,448)	(333)	1,714	7,716	19,924	(104,480)
Net income (loss)	28,700	(45,362)	(205,661)	(171,544)	13,400	287,000
Capital expenditure	79,527	73,316	67,103	95,233	108,966	795,270
Depreciation and amortization	84,558	86,564	120,961	118,434	113,189	845,580
At the year-end:						
Total stockholders' equity	¥ 308,043	¥ 312,008	¥ 402,892	¥ 288,268	¥ 497,302	$ 3,080,430
Total assets	1,683,837	1,970,940	2,154,837	2,600,677	2,643,627	16,838,370
Per share (Yen and U.S. dollars) (Notes c and d):						
Net income (loss) :						
Basic						
Net income (loss) from continuing operations	¥ 6.4	¥ (72.6)	¥ (195.8)	¥ (96.6)	¥ (3.5)	$ 0.07
Net income (loss) from discontinued operations	(1.7)	(0.1)	0.8	4.1	10.7	(0.02)
Net income (loss)	4.7	(72.7)	(195.0)	(92.5)	7.2	0.05
Diluted						
Net income (loss) from continuing operations	¥ 6.4	¥ (72.6)	¥ (195.8)	¥ (96.6)	¥ (3.5)	$ 0.07
Net income (loss) from discontinued operations	(1.7)	(0.1)	0.8	4.1	10.7	(0.02)
Net income (loss)	4.7	(72.7)	(195.0)	(92.5)	7.2	0.05
Cash dividends declared	—	—	—	3.0	6.0	—
Per American Depositary Share (Yen and U.S. dollars) (Notes c, d and e):						
Net income (loss)						
Basic						
Net income (loss) from continuing operations	¥ 31.9	¥ (363.0)	¥ (979.0)	¥ (483.2)	¥ (17.6)	$ 0.32
Net income (loss) from discontinued operations	(8.5)	(0.3)	4.2	20.8	53.7	(0.09)
Net income (loss)	23.4	(363.3)	(974.8)	(462.4)	36.1	0.23
Diluted						
Net income (loss) from continuing operations	¥ 31.9	¥ (363.0)	¥ (979.0)	¥ (483.2)	¥ (17.6)	$ 0.32
Net income (loss) from discontinued operations	(8.5)	(0.3)	4.2	20.8	53.7	(0.09)
Net income (loss)	23.4	(363.3)	(974.8)	(462.4)	36.1	0.23
Cash dividends declared	—	—	—	15.0	30.0	—
Weighted average number of shares (thousands) (Note d)	1,853,310	1,853,675	1,854,591	1,854,947	1,855,193	
Sales by product category :						
Consumer	¥ 756,690	¥ 676,876	¥ 781,391	¥ 833,321	¥ 846,002	$ 7,566,900
Commercial	262,507	270,553	234,962	212,842	197,978	2,625,070
Component	953,290	875,114	911,750	946,433	985,324	9,532,900
Others	45,337	60,069	103,549	97,195	88,751	453,370
Net sales	¥ 2,017,824	¥ 1,882,612	¥ 2,031,652	¥ 2,089,791	¥ 2,118,055	$ 20,178,240
Sales by area:						
Japan	¥ 742,528	¥ 782,012	¥ 975,597	¥ 1,034,825	¥ 1,084,570	$ 7,425,280
Asia	713,325	641,455	603,714	591,877	585,636	7,133,250
North America	258,860	221,425	207,378	208,618	212,537	2,588,600
Europe	239,156	182,014	183,018	178,991	184,388	2,391,560
Others	63,955	55,706	61,945	75,480	50,924	639,550
Net sales	¥ 2,017,824	¥ 1,882,612	¥ 2,031,652	¥ 2,089,791	¥ 2,118,055	$ 20,178,240
Other information:						
Price range of common stock (Tokyo Stock Exchange; Yen and U.S. dollars):						
High	¥ 241	¥ 324	¥ 363	¥ 545	¥ 614	$ 2.41
Low	120	148	237	330	326	1.20
Number of employees (at the year-end)	99,875	94,906	106,389	96,023	82,337	

Notes : (a) U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥100 = US$1, the approximate Tokyo foreign exchange market rate as of March 31, 2008. See Note 3 of Notes to Consolidated Financial Statements.

(b) To be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is calculated as net sales and operating revenue less cost of sales and selling, general and administrative expenses. The Company considers showing operating income (loss) convenient for investors to compare SANYO's financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, certain additional charges - for example, restructuring and impairment charges and abnormal product warranty costs - would be included in the determination of operating income (loss) in the consolidated statements of income.

(c) Due to a definitive agreement with Kyocera Corporation to sell its mobile phone business on January 21, 2008, SANYO shows its business results and profit or loss on sale independently as discontinued operations. Prior period results have been reclassified to conform to the 2008 presentation. In addition, due to the sale of SANYO Electric Credit Co., Ltd. on December 27, 2006, SANYO shows its business results and profit or loss on sale independently as discontinued operations. Prior period results have been reclassified to conform to the 2006 presentation.

(d) See Notes 2 and 22 of Notes to Consolidated Financial Statements.

(e) One American Depositary Share represents five shares of common stock.

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Analysis of Major Factors Affecting Performance

1. OVERVIEW

During the fiscal year ended March 31, 2008 (fiscal 2008), the Japanese economy showed sign of a recovery due to solid growth in facilities investment and consumer spending. At the same time, there was an increase in uncertainty about the future due to concerns about a slowdown in the U.S. economy following the subprime loan crisis, increasingly high raw materials prices, and the steep appreciation of the yen during the second half. On a global scale, economic expansion continued in Asia and there was a mild upswing in Europe.

Meanwhile, within SANYO, the entire workforce joined together and made concerted efforts to increase profitability and become a leading provider of environment- and energy-related products.

Sales of rechargeable batteries, primarily lithium-ion batteries, continued to grow steadily, and photovoltaic systems also made progress, mainly overseas. Despite, sales of semiconductors decreasing, sales of electronic components increased due to market expansion for personal computers and mobile phones.

Sales of digital cameras were favorable as a result of the strengthening of cooperation with OEM customers, while sales of air conditioners and refrigerators decreased due to a domestic downturn in demand. Some of our new products were especially popular, including "AQUA," a washer/dryer, and "airsis," an air purifying cyclone cleaner capable of cleaning the air as well as the floor.

For fiscal 2008, due to an increase in sales of various products including digital cameras, commercial air conditioners, rechargeable batteries, photovoltaic systems, and electronic components, consolidated net sales were up 7.2% on the previous year to ¥2,017.8 billion (US$20,178 million), while other operating revenue was down 2.6% from the previous year to ¥65.6 billion (US$656 million).

On the profit front, operating income* increased to ¥76.1 billion (US$761 million) due to a decrease in the sales cost ratio. At the same time, by limiting expenses associated with additional restructuring measures, net income before income taxes and minority interest from continuing operations reached to ¥57.2 billion (US$572 million) and net income for fiscal 2008 totaled ¥28.7 billion (US$287 million).

Positive free cash flow increased to ¥70.6 billion (US$706 million) due mainly to a marked improvement in business performance.

(*) For consistency with financial reporting principles generally accepted in Japan, operating income (loss) is calculated as net sales and operating revenue less cost of sales and selling, general and administrative expenses. SANYO is considering showing operating income (loss), making it convenient for investors to compare SANYO's financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, certain additional charges such as, restructuring and impairment charges and abnormal product warranty costs are included in the consolidated statements of operations as part of operating income (loss).

2. NOTES IN THE FISCAL YEAR UNDER REVIEW

To map out its future course and make the next leap forward as a global company on November 27, 2007, SANYO announced the new three-year mid-term business strategy, the Master Plan, which will take effect from fiscal 2009.

During fiscal 2008, following businesses are positioned clearly in line with the review of all businesses in formulating the Master Plan, however, as well as this, we strengthened and expanded our businesses proactively.

- After we considered how the mobile phone business should be positioned within the group and how a synergy effect is achieved, we have come to the conclusion that we would rather sell the business to another company so as to strengthen the business base than maintaining the business on our own. Accordingly, on April 1, 2008 our mobile phone business was sold to Kyocera Corporation.
- In order to grow the semiconductor business into one of the pillars of the component/device division, we resolved to establish a stable operating base by capitalizing on such strengths as analog device technologies.
- In response to active demand for lithium-ion batteries and photovoltaic systems, and to promote business expansion we undertook construction of a new plant for lithium-ion batteries to start operation during fiscal 2009, and increased production capacity of photovoltaic systems. In addition, to maintain and expand our domestic consumer-electronics business, we entered into an agreement with AEON Co., Ltd. to co-develop consumer electronics under the private brand TOPVALU.

Additionally, SANYO reviewed its associated compa-

nies' securities impairment losses and others in the unconsolidated financial statements back to fiscal 2001, and on December 25, 2007, announced amendments to be made to previously issued financial reports and other documents. Following this, SANYO's stock was placed in the monitoring posts of the Tokyo Stock Exchange and Osaka Securities Exchange (on February 9, 2008, SANYO's stock was removed from those monitoring posts). In addition, the Financial Services Agency concluded that there were false statements made on significant matters in our interim report for the half-year period ended September 30, 2005, causing us to receive an order for surcharge payment as of January 18, 2008.

Furthermore, at the extraordinary meeting of stockholders held on March 6, 2008, we provided our stockholders with an explanation regarding the background and details of the amendments to our previous financial statements and in response received approval for the amended Financial Statements for fiscal 2007, which reflect the amendments to our previous financial statements. We sincerely apologize to our stockholders again for the significant concern incurred from this matter.

Currently, SANYO is working to further strengthen its governance system and internal control, and is intensively promoting improvement of the company structure to prevent similar incidents in the future, including strengthening of finance and accounting functions.

Business Segments (Unaudited)

	2008								
	Billions of Yen								
	Net Sales and Operating Revenue			Operating Income	Assets	Depreciation and Amortization	Impairment	Capital Expenditure
	External	Intersegment	Total					
Consumer	¥ 757.9	¥ 3.3	¥ 761.2	¥ 17.7	¥ 492.1	¥ 19.7	¥ 0.8	¥ 12.8
Commercial	262.5	1.6	264.1	10.4	185.4	6.1	2.5	5.7
Component	952.4	14.9	967.3	77.3	815.8	52.8	0.5	58.9
Others	110.6	2.7	113.3	1.9	96.9	3.0	0.1	0.7
Sub-total	2,083.4	22.5	2,105.9	107.3	1,590.2	81.6	3.9	78.1
Corporate and eliminations	—	(22.5)	(22.5)	(31.2)	93.6	3.0	0.9	1.4
Total	¥ 2,083.4	¥ —	¥ 2,083.4	¥ 76.1	¥ 1,683.8	¥ 84.6	¥ 4.8	¥ 79.5
	Millions of U.S. Dollars							
Consumer	$ 7,579	$ 33	$ 7,612	$ 177	$ 4,921	$ 197	$ 8	$ 128
Commercial	2,625	16	2,641	104	1,854	61	25	57
Component	9,524	149	9,673	773	8,158	528	5	589
Others	1,106	27	1,133	19	969	30	1	7
Sub-total	20,834	225	21,059	1,073	15,902	816	39	781
Corporate and eliminations	—	(225)	(225)	(312)	936	30	9	14
Total	$ 20,834	$ —	$ 20,834	$ 761	$ 16,838	$ 846	$ 48	$ 795

	2007							
	Billions of Yen							
	Net Sales and Operating Revenue			Operating Income	Assets	Depreciation and Amortization	Impairment	Capital Expenditure
	External	Intersegment	Total					
Consumer	¥ 678.5	¥ 6.0	¥ 684.5	¥ (8.6)	¥ 550.7	¥ 25.9	¥ 3.9	¥ 13.9
Commercial	274.2	1.2	275.4	14.5	197.8	5.6	—	4.3
Component	872.6	28.1	900.7	67.6	841.0	49.6	3.2	53.6
Others	124.6	4.1	128.7	4.5	144.7	2.3	0.1	0.7
Sub-total	1,949.9	39.4	1,989.3	78.0	1,734.2	83.4	7.2	72.5
Corporate and eliminations	—	(39.4)	(39.4)	(35.4)	236.7	3.2	2.7	0.8
Total	¥ 1,949.9	¥ —	¥ 1,949.9	¥ 42.6	¥ 1,970.9	¥ 86.6	¥ 9.9	¥ 73.3

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥100 = US$1, the approximate Tokyo foreign exchange market rate as of March 31, 2008.

Geographic Segments (Unaudited)

	2008				
	Billions of Yen				
	Net Sales and Operating Revenue			Operating Income	Assets
	External	Intersegment	Total		
Japan	¥ 1,077.2	¥ 520.4	¥ 1,597.6	¥ 77.9	¥ 1,071.6
Asia	564.4	526.8	1,091.2	27.8	476.7
North America	240.8	8.1	248.9	4.5	124.8
Others	201.0	8.1	209.1	0.1	117.2
Sub-total	2,083.4	1,063.4	3,146.8	110.3	1,790.3
Corporate and eliminations	—	(1,063.4)	(1,063.4)	(34.2)	(106.5)
Total	¥ 2,083.4	¥ —	¥ 2,083.4	¥ 76.1	¥ 1,683.8
	Millions of U.S. Dollars				
Japan	$ 10,772	$ 5,204	$ 15,976	$ 779	$ 10,716
Asia	5,644	5,268	10,912	278	4,767
North America	2,408	81	2,489	45	1,248
Others	2,010	81	2,091	1	1,172
Sub-total	20,834	10,634	31,468	1,103	17,903
Corporate and eliminations	—	(10,634)	(10,634)	(342)	(1,065)
Total	$ 20,834	$ —	$ 20,834	$ 761	$ 16,838

	2007				
	Billions of Yen				
	Net Sales and Operating Revenue			Operating Income	Assets
	External	Intersegment	Total		
Japan	¥ 1,064.8	¥ 502.5	¥ 1,567.3	¥ 56.6	¥ 1,194.4
Asia	501.0	442.0	943.0	14.2	512.7
North America	211.2	9.2	220.4	5.3	147.6
Others	172.9	8.6	181.5	0.1	119.3
Sub-total	1,949.9	962.3	2,912.2	76.2	1,974.0
Corporate and eliminations	—	(962.3)	(962.3)	(33.6)	(3.1)
Total	¥ 1,949.9	¥ —	¥ 1,949.9	¥ 42.6	¥ 1,970.9

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥100 = US$1, the approximate Tokyo foreign exchange market rate as of March 31, 2008.

3. IMPACT OF EXCHANGE RATE FLUCTUATIONS

If the principal foreign currency denominated transactions were converted using the exchange rate applied for the previous fiscal year, net sales and operating revenue would decrease ¥1.8 billion (US$18 million), while operating income would decrease by ¥0.3 billion (US$3 million). These calculations are based on converting foreign-denominated accounts involving amounts in net sales, operating revenue, cost of sales, selling, general and administrative expenses converted at the average exchange rate on the Tokyo foreign exchange market for the previous fiscal year.

4. RESULTS OF OPERATIONS

Net Sales and Operating Revenue

Net sales for fiscal 2008 were up 7.2% from the previous year to ¥2,017.8 billion (US$20,178 million), while other operating revenue decreased 2.6% from the previous year to ¥65.6 billion (US$656 million).

By business segment, in the Consumer business segment, digital cameras improved due to both the enhancement of overseas production in line with the overall market growth, and the OEM operation, which is the core of the digital camera business, with strengthened cooperation with OEM customers. Products with original features, such as "Xacti DMX-HD1000", a full high-definition digital movie camera, were released and efforts were made to expand sales. In television sales, due to expansion of flat-screen televisions in North America, which is our major TV marketplace, our LCD TVs made good progress, resulting in an increase in overall sales. In projectors, new models for office use and in the education market won favorable recognition, and "GORILLA" a car navigation system series, including new models incorporating a TV tuner for terrestrial digital broadcasting, continued to enjoy popularity. Sales of air conditioners and washing machines increased overseas. However, as a result of implementing a system of selection and concentration of products domestically, overall sales decreased in the consumer electronics business. As a result, sales in the Con-

sumer business segment were up 11.8% from the previous year to ¥756.7 billion (US$7,567 million).

In the Commercial business segment, sales of refrigerated showcases decreased domestically because of reduced demand owing to fewer new stores openings by major distributor chains. On the other hand, overseas sales were healthy, primarily in China. Sales of commercial air conditioners decreased domestically due to a decrease in new construction. In contrast, there was a steady demand overseas, including in China, Europe and North America, resulting in an increase in overall sales. In the Medical information systems business, due to increased demand in preparation for the legal revision to be implemented in Japan in April 2008, there was a good demand for medical information systems and dispensing systems, resulting in an increase in overall sales. In the Biomedical business, sales increased, primarily overseas. Due to sluggish domestic demand and price declines triggered by intensifying competition, sales of other commercial equipment significantly decreased, including commercial kitchen equipment. As a result, sale in the Commercial business segment were down 3.0% from the previous year to ¥262.5 billion (US$2,625 million).

In the Component business segment, rechargeable batteries, lithium-ion batteries, nickel-metal-hydride batteries and nickel-cadmium batteries all showed an increase in sales. In particular, for our competitive lithium-ion batteries, as well as increasing production capacity, we increased their use in information and telecommunications equipment and also developed their use in other equipment, such as electric tools. In addition, we stepped up efforts to make further safety improvement and responded to the various needs of the market. As a result, sales significantly increased. Sales of photovoltaic systems increased primarily in Europe, due to the growth in overseas distribution of HIT photovoltaic systems with high power generation efficiency, despite a decrease in domestic sales. Sales of semiconductors decreased due to an adverse market condition and a fall in prices. In electronic components, due to active demand from the markets for personal computers and mobile phones, the need for capacitors and vibration motors increased, resulting in an increase in sales. Optical pickups made good progress with an increase in the number sold for the DVD market, among others. As a result, sales in the Component business segment were up 8.9% from the previous year to ¥953.3 billion (US$9,533 million).

In the other business segments, due to various factors, including a decrease in sales of imported goods, the combined net sales were down 24.5% from the previous year to ¥45.3 billion (US$453 million).

Within total consolidated net sales, domestic sales were down 5.0% from the previous year to ¥742.5 billion (US$7,425 million), while overseas sales were up 15.9% from the previous year to ¥1,275.3 billion (US$12,753 million). As a result, the overseas sales ratio in consolidated net sales was up 4.7% from the previous year to 63.2%.

Cost of Sales, Selling, General and Administrative Expenses and Operating Income

Cost of sales for fiscal 2008 totaled ¥1,698.6 billion (US$16,986 million), or ¥108.7 billion (US$1,087 million) increased. Due to an increase in revenue, sales cost ratio was down 0.2% from the previous year to 84.2%.

Selling, general and administrative expenses decreased ¥8.7 billion (US$87 million) to ¥308.7 billion (US$3,087 million), due to a decrease in sales/collection charges and rental expenses. The ratio of selling, general and administrative expenses to net sales decreased 1.7% to 15.2%.

As a result, due to a decrease in selling, general and administrative expenses and an increase in net sales, in spite of an increase in cost of sales, operating income increased ¥33.5 billion (US$335 million) from the previous year to ¥76.1 billion (US$761 million).

Other Income (Expenses) and Net Income

Other expenses amounted to ¥18.9 billion (US$189 million), decreasing ¥39.8 billion (US$398 million) from the previous fiscal year. This decrease is due to drops in structural reform expenses and impairment loss on evaluation of investment securities, from ¥24.3 billion to ¥2.7 billion (US$27 million), and from ¥5.5 billion to ¥0.1 billion (US$1 million), respectively.

As a result, income from continuing operations before minority interests amounted to ¥41.8 billion (US$418 million) for the year ended March 31, 2008 as compared with the previous fiscal year suffering a loss of 41.3 billion. Net income from continuing operations amounted to 39.1 billion (US 391 million) for the year ended March 31, 2008 as compared with previous fiscal year suffering a loss of ¥45 billion.

Adding net loss from discontinued operations of ¥10.4 billion (US$104 million) (¥0.3 billion loss in the previous

fiscal year), net income for fiscal 2008 totaled ¥28.7 billion (US$287 million) (¥45.4 billion loss in the previous fiscal year).

Net income per share came to ¥4.7 (US$ 0.05) compared with loss of ¥72.7 in the previous fiscal year.

Information on Capital Resources and Cash Flows

1. FINANCIAL STRATEGIES

SANYO procures working capital and cash for capital investment by borrowing and issuing corporate bonds. Working capital is financed through short-term borrowing with maturities of one year or less (including the current portion of long-term liabilities), while long-term funds for production facilities and equipment are procured through long-term loans, straight and convertible bonds, and preferred stock issues. As of March 31, 2008, short-term borrowing was down ¥139.8 billion (US$1,398 million) from a year earlier, to ¥235.2 billion (US$2,352 million), while corporate bond issues and long-term loans diminished ¥64.2 billion (US$642 million) to ¥271.1 billion (US$2,711 million).

2. FINANCIAL POSITION

Assets

As a result of the consolidated business performance described above, total assets as of March 31, 2008 came to ¥1,683.8 billion (US$16,838 million), down ¥287.1 billion (US$2,871 million) from a year earlier.

Total current assets diminished ¥194.3 billion (US$1,943 million) to ¥1,093.9 billion (US$10,939 million), due to a ¥210.4 billion (US$2,104 million) decrease from a year earlier in restricted cash, trade, and inventories.

Investment and advances decreased ¥55.6 billion (US$556 million) to ¥77.6 billion (US$776 million) as a result of efforts to sell available-for sale securities.

Net Property, plant and equipment declined ¥25.2 billion (US$252 million) to ¥443.6 billion (US$4,436 million), mainly due to reclassification to assets held for sale, in conjunction with the transfer of businesses to Kyocera Corporation.

Deferred income taxes -noncurrent came to ¥10.7 billion (US$107 million), down ¥3.2 billion (US$32 million) from the end of the previous year.

Other assets came to ¥58 billion (US$580 million), down ¥8.8 billion (US$88 million) from the end of the previous year.

Liabilities and Stockholders' Equity

Total liabilities as of March 31, 2008 were ¥1,349.4 billion (US$13,494 million), a decline of ¥285.7 billion (US$2,857 million) from a year earlier. The major factors in this decline included a decrease in the combined balance of short-term borrowings, notes and accounts payable, current portion of long-term debts, bonds payable, and long-term debt of ¥250.5 billion (US$2,505 million) from the previous year. Total stockholders' equity decreased ¥4 billion (US$40 million) to ¥308 billion (US$3080 million) mainly due to a ¥32.7 billion (US$327 million) decrease in accumulated other comprehensive income though ¥28.7 billion increase in retained earnings. However, stockholders' equity ratio improved 2.5% to 18.3% due to a decrease in debts.

3. CASH FLOWS

As of March 31, 2008, cash and cash equivalents amounted to ¥280.7 billion (US$2,807 million), down ¥54.0 billion (US$540 million) from a year earlier, because of a decrease in interest bearing debt though inventories, notes and accounts receivable decreased and a withdrawal of restricted cash.

Cash flow from operating activities increased ¥114.4 billion (US$1,144 million), due to net income of ¥28.7 billion (US$287 million) and a decrease in inventories and trade receivables, resulting in net inflow of ¥106.8 billion (US$1,068 million).

Net cash used for investing activities increased ¥19.4 billion (US$194 million), to ¥36.3 billion (US$363 million), due to an increase in purchase of property, plant and equipment, though sales of available-for-sale securities increased. Consequently, free cash flow based on operating activities and investing activities increased ¥95.0 billion (US$950 million) from fiscal 2007, resulting in a net inflow of ¥70.6 billion (US$706 million).

Net cash used in financing activities rose ¥164.3 billion (US$1,643 million), to ¥102.3 billion (US$1,023 million) , as a result of the Company's efforts to reduce interest-bearing debt, though the withdrawal of cash in trust.

4. ACQUISITION OF TREASURY STOCK

During fiscal 2008, the Company acquired 440,619 shares to cover odd-lot purchases of less than one trading unit. As a result, the total treasury stock held at the end of fiscal 2008 was 19,230,255 shares.

Consolidated Statements of Operations

SANYO Electric Co., Ltd. and Subsidiaries Years ended March 31, 2008 and 2007

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2008	2007	2008
Revenues:			
Net sales (Note 8)	¥ 2,017,824	¥ 1,882,612	$ 20,178,240
Other operating revenue	65,561	67,295	655,610
Interest and dividends	8,718	7,482	87,180
Other income (Note 24)	37,535	32,063	375,350
Total revenues	2,129,638	1,989,452	21,296,380
Costs and expenses (Note 21):			
Cost of sales (Note 8)	1,698,572	1,589,921	16,985,720
Selling, general and administrative	308,672	317,381	3,086,720
Interest	16,383	20,353	163,830
Other expenses (Note 24)	48,783	77,881	487,830
Total costs and expenses	2,072,410	2,005,536	20,724,100
Income (loss) before income taxes and minority interests from continuing operations	57,228	(16,084)	572,280
Provision for income taxes (Note 20):			
Current	11,324	16,283	113,240
Deferred	4,134	8,886	41,340
Income (loss) before minority interests from continuing operations	41,770	(41,253)	417,700
Minority interests	2,622	3,776	26,220
Net income (loss) from continuing operations	39,148	(45,029)	391,480
Discontinued operations (Note 4):			
Income (loss) before income taxes from discontinued operations	(9,919)	3,014	(99,190)
Provision for income taxes	529	3,347	5,290
Net loss from discontinued operations	(10,448)	(333)	(104,480)
Net income (loss)	¥ 28,700	¥ (45,362)	$ 287,000

	Yen		U.S. Dollars (Note 3)
Per share (Yen and U.S. dollars) (Note 22):			
Net income (loss) :			
Basic			
Net income (loss) from continuing operations	¥ 6.4	¥ (72.6)	$ 0.07
Net loss from discontinued operations	(1.7)	(0.1)	(0.02)
Net income (loss)	4.7	(72.7)	0.05
Diluted			
Net income (loss) from continuing operations	6.4	(72.6)	0.07
Net loss from discontinued operations	(1.7)	(0.1)	(0.02)
Net income (loss)	4.7	(72.7)	0.05
Per American Depositary Share (Yen and U.S. dollars) :			
Net income (loss) :			
Basic			
Net income (loss) from continuing operations	¥ 31.9	¥ (363.0)	$ 0.32
Net loss from discontinued operations	(8.5)	(0.3)	(0.09)
Net income (loss)	23.4	(363.3)	0.23
Diluted			
Net income (loss) from continuing operations	31.9	(363.0)	0.32
Net loss from discontinued operations	(8.5)	(0.3)	(0.09)
Net income (loss)	23.4	(363.3)	0.23
Weighted average number of common shares outstanding (thousands) (Note 22)	1,853,310	1,853,675	

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

SANYO Electric Co., Ltd. and Subsidiaries March 31, 2008 and 2007

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
Assets	2008	2007	2008
Current assets:			
Cash and cash equivalents:			
Cash	¥ 204,237	¥ 148,382	$ 2,042,370
Time deposits	76,469	186,304	764,690
	280,706	334,686	2,807,060
Restricted cash (Note 6)	—	88,000	—
Securities (Note 9 and 16)	2,188	672	21,880
Notes and accounts receivable:			
Trade (Note 5)	374,576	453,999	3,745,760
Affiliates	33,756	21,117	337,560
Allowance for doubtful accounts	(7,954)	(7,493)	(79,540)
Inventories (Note 7)	286,165	329,108	2,861,650
Deferred income taxes (Note 20)	6,687	5,850	66,870
Assets held for sale (Note 4)	56,908	—	569,080
Prepaid expenses and other	60,887	62,271	608,870
Total current assets	1,093,919	1,288,210	10,939,190
Investments and advances:			
Affiliates (Note 8)	46,877	49,180	468,770
Securities and other investments (Notes 9 and 16)	30,736	84,045	307,360
Total investments and advances	77,613	133,225	776,130
Property, plant and equipment (Notes 10 and 12):			
Buildings	382,416	401,796	3,824,160
Machinery and equipment	778,019	867,425	7,780,190
	1,160,435	1,269,221	11,604,350
Accumulated depreciation	(819,036)	(901,604)	(8,190,360)
	341,399	367,617	3,413,990
Land	90,663	91,605	906,630
Construction in progress	11,554	9,557	115,540
Net property, plant and equipment	443,616	468,779	4,436,160
Deferred income taxes (Note 20)	10,686	13,921	106,860
Other assets (Note 11)	58,003	66,805	580,030
Total assets	¥ 1,683,837	¥ 1,970,940	$ 16,838,370

See accompanying notes to consolidated financial statements.

Liabilities and Stockholders' Equity	Millions of Yen 2008	Millions of Yen 2007	Thousands of U.S. Dollars (Note 3) 2008
Current liabilities:			
Short-term borrowings (Note 12)	¥ 166,570	¥ 219,785	$ 1,665,700
Current portion of long-term debt (Note 12)	68,647	155,221	686,470
Notes and accounts payable:			
Trade	359,008	406,577	3,590,080
Affiliates	4,896	6,118	48,960
Construction	24,694	20,424	246,940
Accrued liabilities	148,274	188,771	1,482,740
Accrued income taxes	7,016	8,997	70,160
Liabilities held for sale (Note 4)	40,449	—	404,490
Other liabilities (Note 13 and 20)	43,775	68,995	437,750
Total current liabilities	863,329	1,074,888	8,633,290
Long-term debt (Notes 12 and 16)	271,120	335,284	2,711,200
Accrued pension and severance costs (Note 13)	199,597	211,173	1,995,970
Deferred income taxes (Note 20)	8,961	8,327	89,610
Other non-current liabilities	6,393	5,414	63,930
Total liabilities	1,349,400	1,635,086	13,494,000
Minority interests in subsidiaries	26,394	23,846	263,940
Commitments and contingent liabilities (Note 15)			
Stockholders' equity:			
Common stock	172,242	172,242	1,722,420
Authorized (March 31, 2008 & 2007) : 7,060,300,000 shares			
Issued (March 31, 2008 & 2007) : 1,872,338,099 shares			
Preferred stock (Note 19)	150,000	150,000	1,500,000
Authorized (March 31, 2008)			
Class A : 182,600,000 shares			
Class B : 246,100,000 shares			
(March 31, 2007)			
Class A : 182,600,000 shares			
Class B : 246,100,000 shares			
Issued (March 31, 2008)			
Class A : 182,542,200 shares			
Class B : 246,029,300 shares			
(March 31, 2007)			
Class A : 182,542,200 shares			
Class B : 246,029,300 shares			
	322,242	322,242	3,222,420
Additional paid-in capital	781,951	781,951	7,819,510
Accumulated deficit	(604,626)	(633,315)	(6,046,260)
Accumulated other comprehensive loss	(183,828)	(151,174)	(1,838,280)
Less, treasury stock at cost:	(7,696)	(7,696)	(76,960)
2008-19,230,255 shares			
2007-18,835,705 shares			
Total stockholders' equity	308,043	312,008	3,080,430
Total liabilities and stockholders' equity	¥ 1,683,837	¥ 1,970,940	$ 16,838,370

Consolidated Statements of Stockholders' Equity

SANYO Electric Co., Ltd. and Subsidiaries Years ended March 31, 2008 and 2007

	Millions of Yen, except share data												
	Common Stock		Preferred Stock (Note 19)		Additional Paid-in Capital	Accumulated (deficit) Retained Earnings	Accumulated Other Comprehensive Income (Loss)					Treasury Stock	Total Comprehensive Loss
	Number of Shares (Thousands)	Amount	Number of Shares (Thousands)	Amount			Net Unrealized Gains (Losses) on Securities	Foreign Currency Translation Adjustments	Minimum Pension Liability Adjustments	Pension Liability Adjustments	Total		
Balance, March 31, 2006	1,872,338	¥ 172,242	428,572	¥ 89,086	¥ 721,828	¥(466,951)	¥ 21,184	¥ (42,111)	¥ (84,958)	—	¥(105,885)	¥(7,428)	
Comprehensive loss :													
Net loss						(45,362)							¥ (45,362)
Other comprehensive income (loss):													
Net unrealized losses on securities (net of tax of ¥7,031 million) (Note 9)							(1,614)				(1,614)		(1,614)
Reclassification adjustments for net gains on securities realized in net loss (net of tax of ¥2,025 million)							(2,978)				(2,978)		(2,978)
Foreign currency translation adjustments								2,464			2,464		2,464
Minimum pension liability adjustments (net of tax of ¥140 million) (Note 13)									27,286		27,286		27,286
Total													¥ (20,204)
Adjustment to initially apply SFAS 158, (net of tax of ¥172 million)									57,672	(128,119)	(70,447)		
Purchase of treasury stock (1,020 thousand shares)												(293)	
Sale of treasury stock (59 thousand shares)												25	
Loss on disposal of treasury stock						(11)							
Stock-based compensation					46								
Amortization of Beneficial Conversion Feature				60,914	60,077	(120,991)							
Balance, March 31, 2007	1,872,338	¥ 172,242	428,572	¥ 150,000	¥ 781,951	¥(633,315)	¥ 16,592	¥ (39,647)	¥ —	¥(128,119)	¥ (151,174)	¥ (7,696)	

	Common stock		Preferred Stock (Note 19)		Additional Paid-in Capital	Accumulated (deficit) retained earnings	Accumulated Other Comprehensive Income (Loss)				Treasury Stock	Total Comprehensive Loss
	Number of shares (Thousands)	Amount	Number of shares (Thousands)	Amount			Net Unrealized Gains (Losses) on Securities	Foreign Currency Translation Adjustments	Pension Liability Adjustments	Total		
	Millions of Yen, except share data											
Balance, March 31, 2007	1,872,338	¥ 172,242	428,572	¥ 150,000	¥ 781,951	¥ (633,315)	¥ 16,592	¥ (39,647)	¥ (128,119)	¥ (151,174)	¥ (7,696)	
Comprehensive loss:												
Net income						28,700						¥ 28,700
Other comprehensive income (loss):												
Net unrealized losses on securities (net of tax of ¥2,189 million) (Note 9)							(2,468)			(2,468)		(2,468)
Reclassification adjustments for net losses on securities realized in net income (net of tax of ¥1,780 million)							(10,499)			(10,499)		(10,499)
Foreign currency translation adjustments								(16,627)		(16,627)		(16,627)
Pension liability adjustments (net of tax of ¥40 million) (Note 13)									(3,060)	(3,060)		(3,060)
Total												¥ (3,954)
Purchase of treasury stock (442 thousand shares)											(79)	
Sale of treasury stock and other (48 thousand shares)											79	
Loss on disposal of treasury stock						(11)						
Balance, March 31, 2008	1,872,338	¥ 172,242	428,572	¥ 150,000	¥ 781,951	¥ (604,626)	¥ 3,625	¥ (56,274)	¥ (131,179)	¥ (183,828)	¥ (7,696)	
	Thousands of U.S. Dollars (Note 3)											
Balance, March 31, 2007	1,872,338	$ 1,722,420	428,572	$ 1,500,000	$ 7,819,510	$ (6,333,150)	$ 165,920	$ (396,470)	$ (1,281,190)	$ (1,511,740)	$ (76,960)	
Comprehensive loss:												
Net income						287,000						$ 287,000
Other comprehensive income (loss):												
Net unrealized losses on securities (net of tax of $22 million) (Note 9)							(24,680)			(24,680)		(24,680)
Reclassification adjustments for net losses on securities realized in net income (net of tax of $18 million)							(104,990)			(104,990)		(104,990)
Foreign currency translation adjustments								(166,270)		(166,270)		(166,270)
Pension liability adjustments (net of tax of $0 million) (Note 13)									(30,600)	(30,600)		(30,600)
Total												$ (39,540)
Purchase of treasury stock (442 thousand shares)											(790)	
Sale of treasury stock and other (48 thousand shares)											790	
Loss on disposal of treasury stock						(110)						
Balance, March 31, 2008	1,872,338	$ 1,722,420	428,572	$ 1,500,000	$ 7,819,510	$ (6,046,260)	$ 36,250	$ (562,740)	$ (1,311,790)	$ (1,838,280)	$ (76,960)	

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

SANYO Electric Co., Ltd. and Subsidiaries Years ended March 31, 2008 and 2007

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2008	2007	2008
Cash flows from operating activities:			
Net income (loss)	¥ 28,700	¥ (45,362)	$ 287,000
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities			
Depreciation and amortization	90,808	94,887	908,080
Gain on sale of marketable securities and investment securities	(14,692)	(10,198)	(146,920)
Impairment loss on marketable securities and investment securities	100	5,839	1,000
Loss (gain) on disposal of fixed assets	1,849	(11,235)	18,490
Impairment loss on fixed assets	8,171	9,882	81,710
Provision for deferred income taxes	4,354	9,238	43,540
Equity in (losses) earnings of affiliates	(3,230)	15,190	(32,300)
Change in assets and liabilities			
Decrease in notes and accounts receivable	34,634	134	346,340
Decrease (increase) in inventories	15,988	(19,219)	159,880
Decrease in prepaid expenses and other	292	11,843	2,920
Increase in other assets	(9,846)	(7,487)	(98,460)
(Decrease) increase in notes and accounts payable	(8,640)	3,402	(86,400)
Decrease in accrued income taxes	(1,199)	(2,375)	(11,990)
Decrease in accrued liabilities and other liabilities	(40,354)	(5,712)	(403,540)
Other, net	(100)	(56,351)	(1,000)
Total adjustments	78,135	37,838	781,350
Net cash provided by (used in) operating activities	106,835	(7,524)	1,068,350
Cash flows from investing activities:			
Purchase of available-for-sale securities	(1,708)	(476)	(17,080)
Purchase of held-to-maturity securities	(1,000)	(800)	(10,000)
Proceeds from sale of available-for-sale securities (Note 9)	39,858	16,160	398,580
Proceeds from redemption of held-to-maturity securities	801	1,700	8,010
Proceeds from sale of property, plant and equipment	9,071	34,661	90,710
Payments for purchase of property, plant and equipment	(79,259)	(66,607)	(792,590)
(Payments for) proceeds from acquisition of subsidiaries	(253)	427	(2,530)
Proceeds from (payments for) sale of subsidiaries	4,296	(3,443)	42,960
Other, net	(8,071)	1,512	(80,710)
Net cash used in investing activities	(36,265)	(16,866)	(362,650)
Cash flows from financing activities:			
Decrease in short-term borrowings	(44,250)	(39,155)	(442,500)
Proceeds from issuance of long-term debt	2,886	3,358	28,860
Withdrawal from restricted cash (Note 6)	88,000	176,800	880,000
Repayments of long-term debt	(149,435)	(78,122)	(1,494,350)
Dividends paid	(749)	(730)	(7,490)
Repurchases of common stock, net	(70)	(149)	(700)
Proceeds from minority stockholders on the issuance of new shares in a subsidiary	1,312	—	13,120
Net cash (used in) provided by financing activities	(102,306)	62,002	(1,023,060)
Effect of exchange rate changes on cash and cash equivalents	(11,739)	(426)	(117,390)
Cash and cash equivalents included in assets held for sale (Note 4)	(10,505)	—	(105,050)
Net (decrease) increase in cash and cash equivalents	(53,980)	37,186	(539,800)
Cash and cash equivalents at beginning of year	334,686	297,500	3,346,860
Cash and cash equivalents at end of year	¥ 280,706	¥ 334,686	$ 2,807,060

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

SANYO Electric Co., Ltd. and Subsidiaries

1 NATURE OF OPERATIONS

SANYO Electric Co., Ltd. and its subsidiaries (hereinafter collectively referred to as "SANYO") are engaged in development, manufacture and sales of electric products in the various locations around the world. SANYO operates in four business segments: "Consumer," "Commercial," "Component," and "Others." Fiscal 2008 net sales and other operating revenue comprised Consumer (36%), Commercial (13%), Component (46%), and Others (5%). The principal markets are in Japan, Asia, North America, Europe and Others, with sales and other operating revenue in each area representing 51%, 35%, 8%, 5% and 1%, respectively, for the year ended March 31, 2008. SANYO has manufacturing facilities located in more than 20 countries, principally in Asian areas, such as in Japan and China, as well as in North America and in Europe.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The accounting records of the Company and its domestic subsidiaries are maintained in accordance with accounting practices prevailing in Japan, its foreign subsidiaries in accordance with accounting practices prevailing in their respective domicile. The accompanying consolidated financial statements reflect the adjustments necessary for a presentation in accordance with generally accepted accounting principles in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Consolidation and Investments in Affiliated Companies

The consolidated financial statements include the accounts of the Company and all subsidiaries.

Investments in 20% to 50% held companies are carried at cost plus the equity in undistributed earnings, after elimination of unrealized intercompany profits.

In accordance with the Financial Accounting Standards Board (FASB) Interpretation No.46 (R), Consolidation of Variable Interest Entities (FIN 46R), the Company also consolidates any variable interest entities (VIE's) of which it is the primary beneficiary, as defined. When the Company does not have a controlling interest in an entity, but exerts a significant influence over the entity, the Company applies the equity method of accounting. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash Equivalents

All highly liquid investments, including time deposits, purchased with original maturities of three months or less, are considered to be cash equivalents.

Investments in Debt and Equity Securities

Available-for-sale securities are carried at fair market value, with the unrealized holding gains and losses, net of tax, reported in other comprehensive income. Available-for-sale securities are reduced to net realizable value by a charge to earnings when there are other than temporary declines in fair value. For the purpose of computing realized gains and losses on securities sold, the cost of these securities is determined by the moving average method. Held-to-maturity securities are recorded at amortized cost. Securities that do not have readily determinable fair values are recorded at cost.

Translation of Foreign Currencies

Foreign currency assets and liabilities are translated at year end exchange rates and resulting exchange gains and losses are recognized in earnings currently. Assets and liabilities of foreign subsidiaries and affiliates accounted for on an equity basis are translated into yen at year end rates. Revenues and expenses are translated at the average rate of exchange prevailing for the period. Translation adjustments result from the process of translating foreign currency financial statements into yen and are reported in accumulated other comprehensive income.

Allowances for Doubtful Accounts

SANYO maintains allowances for doubtful accounts for estimated losses inherent in its accounts receivable.

SANYO's estimates of losses are based on various factors including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of specific customers' inability to meet its financial obligations, a specific allowance against these amounts is provided considering the fair value of assets pledged by the customer as collateral.

Inventories

Inventories are stated at the lower of cost or market value. The cost of finished products and work in process is primarily determined by the average cost method. The first-in, first-out method is primarily used for raw materials.

Property, Plant and Equipment and Depreciation

Property, plant and equipment, including significant improvements and additions, are stated at cost. When retired or otherwise disposed of, the cost and related accumulated depreciation are cleared from the respective accounts, and the net difference, less any amounts realized on disposal, is reflected in income. Depreciation is principally computed using the declining balance method and are based on the asset's useful lives as follows:

Buildings	5 to 50 years
Machinery and equipment	2 to 20 years

Maintenance and repairs, including minor replacements and improvements, are charged to income as incurred.

Goodwill and Other Intangible Assets

Goodwill arising from in a purchase business combination and intangible assets with indefinite useful lives are not amortized but are tested for impairment at least annually, and whenever events or changes in circumstances indicate the possibility of impairment. The fair value of these assets is generally estimated using a discounted cash flows analysis. Intangible assets with definite useful lives are amortized on a straight line basis over their estimated useful lives, being mainly 5 years.

Impairment of Long-Lived Assets

SANYO's long-lived assets and amortizable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If it is determined an impairment loss has occurred, a loss calculated as the difference between the carrying value and the fair value is recognized in the period.

Advertising Costs

Advertising costs are expensed as incurred.

Research and Development Costs

Research and development costs are expensed as incurred.

Provision for Product Warranty Costs

Provision for product warranty costs is established at the time the revenue is recognized. This provision for product warranty is provided for specific periods of time and usage of the product depending on the nature of the products, the geographic location of its sale and other relevant factors. SANYO recognizes provision for product warranty costs based on historical experience of actual warranty costs.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income taxes reflect the expected future tax consequences of differences between the tax bases of assets and liabilities and the financial reporting amounts at the fiscal year-end. Deferred income tax assets and liabilities are measured by using currently enacted tax rates, and the effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that the change is enacted. Beginning with the adoption of FASB Interpretation No.48, Accounting for Uncertainty in Income Taxes (FIN 48) as of April 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained. Interest and penalties related to income taxes are included in provision for income taxes in the consolidated statements of operations.

Derivatives

SANYO utilizes derivatives to manage the risk of changes in foreign currency exchange rates and interest rates. The derivatives SANYO utilizes are mainly foreign currency

exchange contracts, interest rate swaps and currency swaps. As a matter of policy, SANYO does not enter into derivative contract for trading or speculative purposes. SANYO applies Statement of Financial Accounting Standards ("SFAS") No.133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No.138 and No.149. SANYO recognizes all derivatives as either assets or liabilities in the balance sheet and measures these instruments at fair value. The change in the fair value of a derivative that does not qualify for hedge accounting is recognized in earnings in the period of the change. If the derivatives are designated and qualify as cash flow hedges, changes in fair value are first recorded in other comprehensive income or loss, and then reclassified into earnings in the same period or periods during which the hedged item affects earnings. SANYO formally documents hedging risk management objectives and strategies and relationships between the hedging instruments and the hedged items. SANYO also assesses the effectiveness of the hedge at the commencement of a hedging transaction and on an ongoing basis to ensure that the derivative qualifies to be accounted for as a cash flow hedge.

Stock-Based Compensation

In December 2004, FASB issued SFAS No. 123 (revised in 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R revised SFAS No. 123 "Accounting for Stock-Based Compensation", Accounting Principles Board Opinion ("APB") No.25, "Accounting for Stock Issued to Employees" and the related interpretation. SFAS 123R requires recognition of the cost of employee services in exchange for the award of equity instruments (including stock options) based on the grant-date fair value of the award, with limited exceptions. That cost is recognized over the period during which an employee is required to provide service in exchange for the award. The Company adopted SFAS No.123R commencing the year ended March 31, 2007. The impact of the adoption of SFAS No.123R on SANYO's consolidated results of operations and financial position was not material.

Dividends and Net Income per Share and per American Depositary Share

Cash dividends declared subsequent to the balance sheet date and designated as applicable to earnings of the period are accrued and charged to retained earnings as of the balance sheet date. Basic income per share is computed by dividing net income by the weighted average number of common stock outstanding during each period. The calculation of diluted income per share takes into account the dilutive effect of stock options. Dividends and net income per American Depositary Share are computed on the basis of each American Depositary Share representing five shares of common stock. The calculation of basic and diluted income per share is presented in Note 22.

Revenue Recognition

SANYO recognizes revenue when delivery has occurred, title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable, persuasive evidence of an arrangement exists, and the collectability of the resulting receivable is reasonably assured.

The Company accounts for sales incentives as a reduction of revenue, in accordance with Emerging Issues Task Force ("EITF") Issue No.01-9, "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products."

Taxes collected from customers and remitted to governmental authorities are excluded from revenues in the consolidated statements of operations.

Reclassifications

Certain reclassifications of comparative period have been made to the consolidated financial statements for the years ended March 31, 2007 to conform with the current year presentation.

Discontinued Operations

Throughout the notes to consolidated financial statements, the amounts of discontinued operations related to consolidated statements of operations have been excluded from past years, unless indicated otherwise.

Recently Adopted Accounting Standards

Effective March 31, 2007, SANYO adopted the recognition and disclosure provisions of FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and other Postretirement Plans" ("SFAS 158"). SANYO has not yet adopted the measurement date pro-

visions which are not effective until fiscal year 2009. SANYO is currently evaluating the effect that the adoption of this statement will have on its financial position, results of operations. Effective April 1, 2007, SANYO adopted provisions of FASB Interpretation ("FIN") 48, "Accounting for Uncertainty in Income Taxes." FIN 48 addresses the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a threshold of more-likely-than-not for recognition and derecognition of tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, classification, interest and penalties, and disclosure.

New Accounting Pronouncements

In December 2007, the FASB issued FASB Statement No. 141R, "Business Combinations" ("SFAS 141R") and FASB Statement No.160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No.51" ("SFAS 160"). SFAS 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at "full fair value" and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity. This changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after November 15, 2008, and is required to be adopted by SANYO in the first quarter beginning April 1, 2009. SFAS 141R will be applied to business combinations occurring after the effective date. SFAS160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. SANYO is currently evaluating the effect of adoption of SFAS 141R and SFAS 160 on its consolidated results of operations and financial position.

In September 2006, the FASB issued SFAS No.157, "Fair Value Measurements" ("SFAS157"). SFAS157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS157 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by SANYO in the first quarter beginning on April 1, 2008. In February 2008, the FASB issued Staff Positions No. FAS157-1, "Application of FASB Statement No.157 to FASB Statement No.13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" and the FasB's staff Positions No. FAS157-2, "Effective Date of FASB Statement No. 157", which partially delay the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities and remove certain leasing transactions from its scope. SANYO does not expect the adoption of SFAS157 to have a material effect on its consolidated results of operations and financial position.

In February 2007, the FASB issued SFAS No.159, "The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No.115" ("SFAS 159"). SFAS 159 gives SANYO the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by SANYO in the first quarter beginning April 1, 2008. SANYO does not expect the adoption of SFAS159 to have a material effect on its consolidated results of operations and financial position.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, An amendment of FASB Statement No.133" ("SFAS 161"). SFAS 161 establishes disclosure requirements for derivative instruments and for hedging activities. SANYO is required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position and results of operations. SFAS 161 is effective for fiscal years beginning after November 15, 2008 and is required to be adopted by SANYO in the first quarter beginning April 1, 2009. SANYO is currently evaluating new disclosure requirements under SFAS161.

3 UNITED STATES DOLLAR AMOUNTS

The U.S. dollar amounts included in the consolidated financial statements and notes thereto for the year ended March 31, 2008 represent the arithmetical results of translating yen to dollars on the basis of ¥100 = US$1, the approximate exchange rate at March 31, 2008.

The inclusion of such dollar amounts is solely for convenience and is not intended to imply that assets and liabilities have been or could be readily converted, realized or settled in dollars at ¥100 = US$1 or at any other rate.

4 DISCONTINUED OPERATIONS

To accelerate emphasis and concentration of investments based on the group-wide strategies, on January 21, 2008 SANYO entered into a definitive agreement with Kyocera Corporation to sell its mobile phone business. The sale of the business to Kyocera Corporation was completed on April 1, 2008.

In accordance with Statement of Financial Accounting Standards No.144, operating results of its mobile phone business are presented separately as discontinued operations in the consolidated statements of operations. Assets and liabilities of the mobile phone business are presented as the assets held for sale and liabilities held for sale in the consolidated balance sheets at March 31, 2008. The cash flows attributable to the discontinued operations are not presented separately from the cash flows attributable to the continuing operations in the consolidated statements of cash flows.

Production and distribution of mobile phone terminals for KDDI CORPORATION will be continued by SANYO Electric Consumer Electronics Co., Ltd. through October 2008. Further, SANYO Electric (Hong Kong) Ltd. and SANYO Asia Pte Ltd. will continue to provide services such as inventory distribution for Kyocera Corporation and its mobile phone business subsidiaries for a period of time.

A summary of selected financial data for the discontinued operations for the year ended March 31, 2008 and 2007 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Total revenues	¥ 213,818	¥ 358,721	$ 2,138,180
Costs and expenses	224,141	351,759	2,241,410
Income (loss) before income taxes and minority interests from discontinued operations	(9,919)	3,014	(99,190)
Provision for income taxes and minority interests from discontinued operations	529	3,347	5,290
Net loss from discontinued operations	(10,448)	(333)	(104,480)

A summary of assets held for sale and liabilities held for sale at March 31, 2008 are as follows:

	Millions of Yen	Thousands of U.S. Dollars
Assets held for sale	2008	2008
Cash and cash equivalents	¥ 10,505	$ 105,050
Notes and accounts receivable	15,695	156,950
Inventories	12,716	127,160
Property, plant and equipment	11,466	114,660
Others	6,526	65,260
Total	¥ 56,908	$ 569,080

	Millions of Yen	Thousands of U.S. Dollars
Liabilities held for sale	2008	2008
Notes and accounts payable	¥ 23,250	$ 232,500
Accrued liabilities	12,984	129,840
Others	4,215	42,150
Total	¥ 40,449	$ 404,490

5 SECURITIZATION OF TRADE RECEIVABLE

For the financial years ended March 31, 2008 and 2007, SANYO sold trade receivables mainly to a trust bank which securitized these receivables.

In these securitizations, SANYO retained servicing responsibility. No servicing asset or liability has been recorded because the fees for servicing the receivables approximate market servicing fees.

In addition, SANYO retained subordinated interests which amounted to ¥2,794 million (US$27,940 thousand), ¥1,485 million as of March 31, 2008 and 2007, respectively. During the years ended March 31, 2008 and 2007, proceeds from the sale of trade receivables were ¥91,472 million (US$914,720 thousand) and ¥30,383 million, respectively, and losses were ¥188 million (US$1,880 thousand) and ¥53 million, respectively.

6 RESTRICTED CASH

The cash is restricted and can only be used to accomplish and accelerate the restructuring plan or used for investments or research and development costs for mainly Core Business which is necessary for SANYO's growth strategy based on the Mid-term Management Plan.

As of March 31, 2008, SANYO has fully used in restricted cash, which was held in trust. The cash balance comprised proceeds from the preferred stock issuance of ¥300,000 million completed on March 14, 2006. During the fiscal year ended March 31, 2008, ¥88,000 million (US$ 880,000 thousand) was used for investments and research and development. For the fiscal year ended March 31, 2007, ¥176,800 million was used to pay for costs associated with the spin-off of SANYO Semiconductor Co., Ltd. and for various investments and research and development costs.

7 INVENTORIES

Inventories at March 31, 2008 and 2007 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Finished products	¥ 148,337	¥ 185,487	$ 1,483,370
Work in process	49,363	48,068	493,630
Raw materials	88,465	95,553	884,650
Total	¥ 286,165	¥ 329,108	$ 2,861,650

8 INVESTMENTS AND ADVANCES

Summarized financial information for affiliates accounted for under the equity method are as follows:

At March 31, 2008, the principal affiliates are NTT DATA SANYO SYSTEM CORPORATION, SANYO Homes Corporation and SANYO ELECTRIC (TAIWAN) Co., Ltd. in which the Company has a 50.0%, 20.3%, and 46.6% equity interest, respectively.

	Millions of Yen		Thousands of U.S. Dollars
At March 31, 2008 and 2007	2008	2007	2008
Current assets	¥ 210,128	¥ 188,075	$ 2,101,280
Noncurrent assets	77,988	90,764	779,880
Total assets	288,116	278,839	2,881,160
Current liabilities	145,026	136,149	1,450,260
Noncurrent liabilities	19,384	29,070	193,840
Total liabilities	164,410	165,219	1,644,100
Net assets	¥ 123,706	¥ 113,620	$ 1,237,060
Investments in affiliates	¥ 46,094	¥ 45,684	$ 460,940
Advances to affiliates	1,403	4,102	14,030
Allowance for doubtful accounts in affiliates	(620)	(606)	(6,200)

	Millions of Yen		Thousands of U.S. Dollars
Years ended March 31, 2008 and 2007	2008	2007	2008
Results of operations:			
Net sales	¥ 409,621	¥ 494,544	$ 4,096,210
Net income (loss)	3,666	(17,547)	36,660
Equity in affiliates:			
Net income (loss)	¥ 3,017	¥ (15,551)	$ 30,170
Cash dividends	1,990	2,537	19,900
Transactions with affiliates:			
Sales to	¥ 122,411	¥ 79,319	$ 1,224,110
Purchases from	41,180	39,563	411,800
Number of affiliated companies at March 31			
In Japan	30	40	
Outside Japan (Note a)	30	30	
Total	60	70	

Note: (a) Includes an affiliate which is discontinued (refer Note 4)

The aggregate carrying amount and market value of investments in affiliates for which a quoted market price is available as at March 31, 2008 and 2007 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Carrying amount	¥ 11,947	¥ 11,720	$ 119,470
Market value	32,611	21,153	326,110

9 INVESTMENTS IN DEBT AND EQUITY SECURITIES

Investments in debt and equity securities included in securities (current assets) and securities and other investments (non-current assets) at March 31, 2008 and 2007 are summarized as follows:

	Millions of Yen							
	2008				2007			
	Carrying Amount	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Amount	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale:								
Equity securities	¥ 14,170	¥ 19,023	¥ 6,102	¥ 1,249	¥ 38,680	¥ 61,207	¥ 22,817	¥ 290
	14,170	19,023	6,102	1,249	38,680	61,207	22,817	290
Held-to-maturity:								
Debt securities	5,656	5,492	9	173	4,222	3,955	4	271
	5,656	5,492	9	173	4,222	3,955	4	271
Total investments in debt and equity securities	¥ 19,826	¥ 24,515	¥ 6,111	¥ 1,422	¥ 42,902	¥ 65,162	¥ 22,821	¥ 561

	Thousands of U.S. Dollars			
	2008			
	Carrying Amount	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale:				
Equity securities	$ 141,700	$ 190,230	$ 61,020	$ 12,490
	141,700	190,230	61,020	12,490
Held-to-maturity:				
Debt securities	56,560	54,920	90	1,730
	56,560	54,920	90	1,730
Total investments in debt and equity securities	$ 198,260	$ 245,150	$ 61,110	$ 14,220

Contractual maturities of investments in debt securities classified as held-to-maturity securities at March 31, 2008 are summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within 1 year	¥ 2,004	¥ 2,004	$ 20,040	$ 20,040
Due after 1 year through 5 years	50	50	500	500
Due after 5 years	3,602	3,438	36,020	34,380
	¥ 5,656	¥ 5,492	$ 56,560	$ 54,920

Proceeds from the sale of available-for-sale securities for the years ended March 31, 2008 and 2007 were ¥39,858 million (US$398,580 thousand) and ¥16,160 million, respectively. The gross realized gains and losses on those sales were ¥12,649 million (US$126,490 thousand) and ¥82 million (US$820 thousand), respectively, for the year ended March 31, 2008, and ¥6,174 million and ¥23 million, respectively, for the year ended March 31, 2007.

Gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2008, are as follows:

	Millions of Yen				Thousands of U.S. Dollars			
	Less than 12 Months		12 Months or More		Less than 12 Months		12 Months or More	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Available-for-sale:								
Equity securities	¥ 4,201	¥ 1,249	¥ —	¥ —	$ 42,010	$ 12,490	$ —	$ —
	4,201	1,249	—	—	42,010	12,490	—	—
Held-to-maturity:								
Debt securities	2,327	173	—	—	23,270	1,730	—	—
	2,327	173	—	—	23,270	1,730	—	—
Total investments in debt and equity securities	¥ 6,528	¥1,422	¥ —	¥ —	$ 65,280	$ 14,220	$ —	$ —

The aggregate cost of non-marketable equity securities accounted for using the cost method totaled ¥3,982 million (US$39,820 thousand) and ¥12,095 million at March 31, 2008 and 2007, respectively. SANYO did not identify any events or changes in circumstances that might have had a significant adverse effect on the fair value of these investments.

10 LEASES

SANYO has capital and operating leases for certain machinery, equipment and office space. At March 31, 2008 and 2007, the gross amount of machinery and equipment recorded under capital leases amounted to ¥35,511 million (US$355,110 thousand) and ¥60,498 million, respectively and the related accumulated depreciation was ¥24,605 million (US$246,050 thousand) and ¥45,287 million, respectively. Rental expenses associated with operating leases amounted to ¥2,702 million (US$27,020 thousand) and ¥2,755 million for the years ended March 31, 2008 and 2007, respectively.

Future minimum lease payments under capital leases and non-cancelable operating leases at March 31, 2008 are as follows:

	Millions of Yen		Thousands of U.S. Dollars	
Years ending March 31	Capital Leases	Operating Leases	Capital Leases	Operating Leases
2009	¥ 4,868	¥ 1,085	$ 48,680	$ 10,850
2010	4,272	531	42,720	5,310
2011	3,631	294	36,310	2,940
2012	2,293	42	22,930	420
2013	1,520	12	15,200	120
Thereafter	1,257	—	12,570	—
Total minimum lease payments	¥ 17,841	¥ 1,964	178,410	$ 19,640
Less amount representing interest	1,080		10,800	
Present value of net minimum lease payments	16,761		167,610	
Less current portion	4,466		44,660	
Long-term capital lease obligations	¥ 12,295		$ 122,950	

11 GOODWILL AND INTANGIBLE ASSETS

Movement in the carrying amount of goodwill for the years ended March 31, 2008 and 2007 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Balance at beginning of year	¥ 2,641	¥ 2,641	$ 26,410
Balance at end of year	¥ 2,641	¥ 2,641	$ 26,410

Intangible assets not subject to amortization mainly consist of leasehold land and telephone rights, with carrying amounts of ¥2,015 million (US$20,150 thousand), and ¥2,272 million as of March 31, 2008 and 2007, respectively.

Intangible assets, subject to amortization at March 31, 2008 and 2007 are as follows:

	Millions of Yen			
	2008		2007	
	Gross Carrying Amounts	Accumulated Amortization	Gross Carrying Amounts	Accumulated Amortization
Software	¥ 22,120	¥ 8,660	¥ 51,039	¥ 32,646
Other	5,226	3,227	1,479	400
Total	¥ 27,346	¥ 11,887	¥ 52,518	¥ 33,046

	Thousands of U.S. Dollars	
	2008	
	Gross Carrying Amounts	Accumulated Amortization
Software	$ 221,200	$ 86,600
Other	52,260	32,270
Total	$ 273,460	$ 118,870

Estimated weighted average useful lives of software used for computing depreciation is 5 years.

Amortization expenses for the years ended March 31, 2008 and 2007 were ¥6,082 million (US$60,820 thousand) and ¥5,685 million, respectively. Estimated amortized expense for the next five years ending March 31 are ¥4,710 million in 2009, ¥3,320 million in 2010, ¥2,392 million in 2011, ¥1,638 million in 2012, and ¥1,175 million in 2013, respectively.

12 SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term bank loans, which are principally uncollateralized, include bank overdrafts and trade acceptances payable of foreign subsidiaries. The amount of unused lines of credit was approximately ¥524,000 million (US$5,240,000 thousand) and ¥614,000 million at March 31, 2008 and 2007, respectively.

Short-term borrowings at March 31, 2008 and 2007 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Short-term bank loans with weighted average interest rate of 2.63% and 2.62% at March 31, 2008 and March 31, 2007, respectively	¥ 166,570	¥ 219,785	$ 1,665,700
	¥ 166,570	¥ 219,785	$ 1,665,700

Long-term debt at March 31, 2008 and 2007 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Loans, principally from banks and insurance companies with interest rates ranging from 0.40% to 9.50% due 2008 to 2015 at March 31, 2008 and due to 2007 to 2019 at March 31, 2007, respectively:			
Collateralized (Note a)	¥ 160	¥ 362	$ 1,600
Uncollateralized (Note b)	160,546	225,716	1,605,460
Uncollateralized bonds (Note c):			
3.10% bonds due May 2007	—	20,000	—
3.35% bonds due May 2009	30,000	30,000	300,000
2.325% bonds due June 2008	20,000	20,000	200,000
1.82% bonds due August 2007	—	30,000	—
0.78% bonds due May 2007	—	30,000	—
1.25% bonds due May 2009	20,000	20,000	200,000
0.53% bonds due June 2010	20,000	20,000	200,000
0.82% bonds due June 2013	10,000	10,000	100,000
1.52% bonds due August 2011	30,000	30,000	300,000
2.02% bonds due August 2014	30,000	30,000	300,000
1.04% bonds issued by a subsidiary due October 2008	2,000	2,000	20,000
1.20% bonds issued by a subsidiary due August 2009	300	300	3,000
Capital lease obligations	16,761	22,127	167,610
Subtotal	339,767	490,505	3,397,670
Less: amount due within one year	68,647	155,221	686,470
Total	¥ 271,120	¥ 335,284	$ 2,711,200

Note: (a) These loans are collateralized against property, plant and equipment belonging to the subsidiary with a book value of ¥1,184 million (US$11,840 thousand).

(b) Substantially all of the uncollateralized loan agreements permit the lender to require collateral or guarantors.

(c) The Company and certain subsidiaries may not pledge their property or assets against any future borrowings without granting the same or equivalent collateral to the bondholders.

The aggregate annual maturities of long-term debt at March 31, 2008 are as follows:

Years ending March 31	Millions of Yen	Thousands of U.S. Dollars
2010	¥ 111,093	$ 1,110,930
2011	29,725	297,250
2012	86,249	862,490
2013	2,718	27,180
2014 and thereafter	41,335	413,350
Total	¥ 271,120	$ 2,711,200

Financial covenant

Under the Company's syndicated loan agreement, which the outstanding loan balance amounted to ¥80,000 million (US$800,000 thousand) at March 31, 2008, the Company commits to maintain at least a BBB- rating for long term debt rated by either "Rating and Investment Information, Inc." or "Japan Credit Rating Agency, Ltd." If the commitment is violated, the Company must repay the loan on the request of the major creditors.

Under the loan commitment agreement, which there were no outstanding loan balance at March 31, 2008, the balance available is ¥100,000 million (US$1,000,000 thousand), the Company commits to maintain at least a BBB- rating for long term debt rated by either "Rating and Investment Information, Inc." or "Japan Credit Rating Agency, Ltd." If the commitment is violated, the Company must repay the loan on the request of the creditors and the obligation of the major creditors to provide loans to the Company is exempted.

13 SEVERANCE AND PENSION PLANS

Employees who terminate their service with the Company or its principal domestic subsidiaries are, under most circumstances, entitled to lump-sum payments or an annuity determined by reference to current basic rates of pay, retirement benefits points, length of service and conditions under which the terminations occur.

The Company and its principal subsidiaries also provide retirement benefits for their directors; the accrued pension balance amounted to ¥215 million (US$ 2,150 thousand) and ¥1,446 million in the fiscal years ended March 31, 2008 and 2007, respectively.

Some subsidiaries in the U.S. adopt defined contribution pension plan in order to provide retirement benefits.

Some overseas subsidiaries adopt defined benefit pension plan. The combined projected benefit obligation are ¥7,234 million (US$72,340 thousand) and ¥9,161 million, accrued pension cost are ¥1,741 million (US$17,410 thousand) and ¥2,288 million, and its plan assets are ¥5,493 million (US$54,930 thousand) and ¥6,873 million in the fiscal years ended March 31, 2008 and 2007, respectively.

For the fiscal year ended March 31, 2008, the Company and some of its subsidiaries amended a part of the existing defined benefit pension plan to defined contribution pension plan to deal with the diversification of employees' personal retirement plans. As a result of this change, the retirement benefit obligation decreased by ¥10,309 million.

In the fiscal year ended March 31, 2007, the Company and some of its subsidiaries offered additional severance payments upon retirement in accordance with the Outplacement Support System. This program was abolished during March 31, 2007 as a part of structural transformation initiative that was introduced by the Company.

Subsequently, the Company introduced a one-time preferential transitional program whereby in addition to the normal retirement pay, certain supporting additional severance payments based on the Outplacement Support System are paid to those employees who request outplacement support service, regardless of any specific conditions, such as having received a personnel relocation order requiring a change of residence for regular employees who are 50 or older with 10 or more years of service.

With the introduction of these transitional program, a total of 967 employees requested outplacement support service, and their retirements reduced the projected benefit obligation by ¥11,280 million during the fiscal year ended March 31, 2007.

Severance and pension costs including discontinued operations of the Company and its principal domestic subsidiaries include the following components for the years ended March 31, 2008 and 2007:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Service cost	¥ 12,996	¥ 14,019	$ 129,960
Interest cost	8,896	9,891	88,960
Expected return on plan assets	(7,789)	(7,875)	(77,890)
Amortization:			
Prior service benefit	(1,844)	(1,844)	(18,440)
Actuarial losses	7,754	13,366	77,540
Net periodic benefit cost	¥ 20,013	¥ 27,557	$ 200,130

Assumptions of the Company and its principal domestic subsidiaries used in determining the net periodic benefit cost for the years ended March 31, 2008 and 2007 are as follows:

	2008	2007
Discount rate	2.0-3.0%	2.0-3.0%
Long-term rate of salary increase	2.5%	2.6%
Long-term rate of return on plan assets	1.0-4.7%	2.0-3.8%

The long-term rate of return on plan assets is based on the projected and actual return on each pension fund.

The following table sets forth the changes in projected benefit obligation, plan assets and funded status of the Company and its principal domestic subsidiaries at March 31, 2008 and 2007:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Change in projected benefit obligation:			
Projected benefit obligation at beginning of year	¥ 430,570	¥ 481,879	$ 4,305,700
Service cost	12,996	14,019	129,960
Interest cost	8,896	9,891	88,960
Plan participants' contributions	383	400	3,830
Actuarial gains	(7,440)	(24,650)	(74,400)
Prior service benefit resulted from plan amendment	(10,309)	—	(103,090)
Benefits paid	(26,188)	(50,969)	(261,880)
Projected benefit obligation at end of year	408,908	430,570	4,089,080
Change in plan assets:			
Fair value of plan assets at beginning of year	217,593	217,561	2,175,930
Actual return on plan assets	(18,400)	10,034	(184,000)
Employer contributions	21,891	22,232	218,910
Plan participants' contributions	383	400	3,830
Benefits paid	(19,120)	(32,634)	(191,200)
Fair value of plan assets at end of year	202,347	217,593	2,023,470
Funded status:			
Projected benefit obligation in excess of plan assets	206,561	212,977	2,065,610
Net amount recognized	¥ 206,561	¥ 212,977	$ 2,065,610

The measurement dates of the projected benefit obligation and fund assets as of March 31, 2008 and 2007 are December 31, 2007 and 2006, respectively.

The accumulated benefit obligations of the Company and its principal domestic subsidiaries at March 31, 2008 and 2007 are ¥355,205 million (US$3,552,050 thousand) and ¥359,951 million, respectively. There is no pension plan in which the fair value of plan assets exceeds the accumulated benefit obligation.

Assumptions of the Company and its principal domestic subsidiaries used in determining the benefit obligations as of March 31, 2008 and 2007 are as follows:

	2008	2007
Discount rate	2.0-2.5%	2.0-3.0%
Long-term rate of salary increase	2.6%	2.5%

Amounts of the Company and its principal domestic subsidiaries recognized in the consolidated balance sheets at March 31, 2008 and 2007 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Liabilities held for sale	¥ 3,421	¥ —	$ 34,210
Other liabilities	5,499	5,538	54,990
Accrued pension and severance costs	197,641	207,439	1,976,410
Net amount recognized	¥ 206,561	¥ 212,977	$ 2,065,610

The estimated prior service benefit and actuarial loss of the Company and its principal domestic subsidiaries for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are summarized as follows:

	Millions of Yen	Thousands of U.S. Dollars
Prior service benefit	¥ (2,621)	$ (26,210)
Actuarial loss	¥ 9,177	$ 91,770

The estimated contribution amount to plan assets by the Company and its principal domestic subsidiaries for the year ending March 31, 2009 is ¥20,823 million (US$208,230 thousand).

Future benefit payments of the Company and its principal domestic subsidiaries are expected as follows:

Years ending March 31	Millions of Yen	Thousands of U.S. Dollars
2009	¥ 22,851	$ 228,510
2010	20,982	209,820
2011	22,953	229,530
2012	23,278	232,780
2013	20,613	206,130
2014 - 2018	100,911	1,009,110

As of March 31, 2008 and 2007, the Company and its principal subsidiaries' plan assets consist of the following components:

	2008	2007
Equity securities	**41%**	50%
Debt securities	**15%**	13%
General accounts of life insurance company	**16%**	13%
Others	**28%**	24%
Total	**100%**	100%

SANYO's investment policy for plan assets is designed to secure sufficient plan assets to provide future payments of pension benefit to beneficiaries.

Plan assets are employed by taking into consideration the long-term rate of return, based on the most suitable combination of basic portfolio, i.e., equity securities or debt securities.

The basic portfolio is determined by the medium-long term point of view. If amendment is needed to achieve the long-term rate of return, SANYO re-examines the basic portfolio as necessary.

Amounts of the Company and its principal subsidiaries recognized in stockholder' equity at March 31, 2008 and 2007 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Prior service benefit	¥ 36,297	¥ 27,832	$ 362,970
Actuarial loss	(167,828)	(156,263)	(1,678,280)
Pension Liability Adjustments included in accumulated other comprehensive income, gross of tax	(131,531)	(128,431)	(1,315,310)
Tax impact	352	312	3,520
Pension Liability Adjustments included in accumulated other comprehensive income, net of tax	¥ (131,179)	¥ (128,119)	$ (1,311,790)

Amounts of the Company and its principal subsidiaries change in plan assets and benefit obligations recognized in stockholders' equity at March 31, 2008 are as follows:

	Millions of Yen		
	2008		
	Gross of tax amount	Tax impact	Net of tax amount
Prior service benefit resulted from plan amendment	¥ 10,309	¥ (35)	¥ 10,274
Amortization of prior service benefit	(1,844)	5	(1,839)
Actuarial loss	(19,319)	89	(19,230)
Amortization of actuarial loss	7,754	(19)	7,735
Total	¥ (3,100)	¥ 40	¥ (3,060)

	Thousands of U.S. dollars		
	2008		
	Gross of tax amount	Tax impact	Net of tax amount
Prior service benefit resulted from plan amendment	$ 103,090	$ (350)	¥ 102,740
Amortization of prior service benefit	(18,440)	50	(18,390)
Actuarial loss	(193,190)	890	(192,230)
Amortization of actuarial loss	77,540	(190)	77,350
Total	$ (31,000)	$ 400	¥ (30,600)

14 STOCK OPTION PLANS

The Company has a stock option plan to provide for grants of options to purchase shares of common stock for all its directors, corporate auditors, vice presidents, and certain key employees. The options granted vest over two years and are exercisable over a maximum of two years after vesting.

A summary of stock option plan activity for the years ended March 31, 2008 and 2007 are as follows:

	Number of Options (shares)	Weighted Average Exercise Price	
		Yen	U.S. Dollars
Options outstanding at March 31, 2006	6,996,000	486	
Granted	—	—	
Exercised	—	—	
Canceled	—	—	
Expired	(1,493,000)	558	
Options outstanding at March 31, 2007	5,503,000	466	
Granted	—	—	—
Exercised	—	—	—
Canceled	—	—	—
Expired	(2,409,000)	481	4.81
Options outstanding at March 31, 2008	**3,094,000**	**¥ 455**	**$ 4.55**
Options exercisable :			
At March 31, 2007	**5,503,000**	**466**	**3.95**
At March 31, 2008	**3,094,000**	**455**	**4.55**

The following table summarizes information about stock options outstanding at March 31, 2008:

Exercise Price	Remaining Contractual Life
¥455	0.3 years

15 COMMITMENTS AND CONTINGENT LIABILITIES

Commitments outstanding at March 31, 2008 for the purchase of property, plant and equipment amounted to ¥9,976 million (US$99,760 thousand).

In the Component business segment, the Company entered into purchase agreements, in which they have committed to purchase certain materials until 2019. In accordance with contractual agreements, the Company commits to purchase materials up to ¥101,093 million (US$1,010,930 thousand) as of March 31, 2008.

Contingent liabilities at March 31, 2008 for discounted notes issued in the ordinary course of business and other guaranteed loans amounted to ¥744 million (US$7,440 thousand) and ¥16,340 million (US$163,400 thousand), respectively. No material loss is anticipated by management as a result of these discounted notes and guaranteed loans.

SANYO guarantees the quality or performance of its products and services for a certain period.

The movements in the provision for warranty costs for the years ended March 31, 2008 and 2007 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Balance at beginning of year	**¥ 7,867**	¥ 4,866	**$ 78,670**
Provision for the warranty costs added during the period	**6,762**	6,984	**67,620**
Warranty paid during the period	**(7,491)**	(4,107)	**(74,910)**
Adjustment	**(366)**	124	**(3,660)**
Balance at end of year	**¥ 6,772**	¥ 7,867	**$ 67,720**

SANYO is a defendant in several lawsuits. In the opinion of management, these lawsuits will not materially affect SANYO's operating results, financial position or cash flows.

16 FINANCIAL INSTRUMENTS

SANYO used the following methods and assumptions to estimate the fair value of each class of financial instruments for which it is practicable to estimate such a value:

(a) Cash and cash equivalents, trade and short-term borrowings, current portion of long-term debt and trade payables

The carrying amount approximates fair value because of the short maturities of these instruments.

(b) Short-term investments

The fair value of short-term investments is based on quoted market prices. (Note 9)

(c) Investments and advances

The fair value of certain investments is based on quoted market prices. For other investments which have no quoted market prices, a reasonable estimate of fair value cannot be made without incurring excessive costs. (Note 9)

(d) Long-term debt (Excluding current portion of long-term debt)

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using an appropriate current discount rate.

(e) Foreign currency exchange forward contracts

The fair value of foreign currency exchange forward contracts is estimated by obtaining quotes from brokers.

(f) Interest rate and currency swap agreements

The fair value of interest rate and currency swap agreements is estimated based on the present value of future cash flows using a market rate of the quoted market prices for the same or similar issues.

SANYO does not hold or issue any financial instruments for trading or speculative purposes.

Although SANYO may be exposed to losses in the event of nonperformance by counterparties or in interest and currency fluctuations, it does not anticipate significant losses from the arrangements previously described.

The estimated fair values of financial instruments as of March 31, 2008 and 2007 are as follows:

	Millions of Yen					
	2008			2007		
	Notional Amount	Carrying Amount	Fair Value	Notional Amount	Carrying Amount	Fair Value
Long-term debt	¥ —	¥ 271,120	¥ 276,714	¥ —	¥ 335,284	¥ 338,486
Foreign currency forward contracts-selling	72,688	2,861	2,861	62,705	(54)	(54)
Foreign currency forward contracts-buying	15,012	(467)	(467)	30,629	118	118
Interest rate and currency swap	14,647	24	24	23,674	23	23

	Thousands of U.S. Dollars		
	2008		
	Notional Amount	Carrying Amount	Fair Value
Long-term debt	$ —	$ 2,711,200	$ 2,767,140
Foreign currency forward contracts-selling	726,880	28,610	28,610
Foreign currency forward contracts-buying	150,120	(4,670)	(4,670)
Interest rate and currency swap	146,470	240	240

The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies.

Considerable judgment is required in certain instances to develop estimates of fair value. Accordingly, the estimates presented herein may not be indicative of the amounts that could be realized in the current market. The use of different market assumptions or valuation methodologies may have an effect on the estimated fair value amounts.

17 DERIVATIVES

Risk management policy

SANYO operates, manufactures and sells electronic products and provides certain financial services in various locations around the world. SANYO's activities expose it mainly to risks related to the effects of changes in foreign currency exchange rates and interest rates. Derivatives are held in accordance with the formally documented risk management program. SANYO utilizes certain derivatives to manage its foreign currency and interest risk exposure, including that related to forecasted transactions.

Foreign currency exchange risk management

The Company and certain subsidiaries maintain a foreign currency exchange risk management strategy in which derivatives are used to minimize exposure and to reduce risk from exchange rate fluctuations. Foreign currency forward contracts and foreign currency swaps are not designated, and do not qualify, as hedges since they do not meet the requirements for hedge accounting. Changes in the fair value of these contracts and the foreign currency translation gain or loss arising from assets and liabilities denominated in foreign currencies are reported as a component of other income and expense in the consolidated statements of operations.

Interest rate risk management

The Company and certain subsidiaries maintain an interest rate risk management strategy in which derivatives are used to reduce risk from interest rate fluctuations. SANYO's goals are to manage interest rate sensitivity by modifying the characteristics of its debt and to lower the cost of its borrowing rates where possible.

Fair value hedges

The Company and certain subsidiaries use interest rate swaps to convert a portion of its nonprepayable fixed-rate debt into floating-rate debt. The resulting cost of funds is lower than it would be if floating-rate debt were issued directly. Under an interest rate swap contract, SANYO agrees with other parties to exchange the difference between fixed-rate and floating-rate interest amounts calculated based on an agreed-upon notional amount.

The fair value of derivatives and changes in the fair value of the underlying hedged items are reported in the consolidated balance sheets. Changes in the fair value of these derivatives and underlying hedged items are generally offset and are recorded in each period as interest expense. There were no transactions that ceased to qualify as fair value hedges during the year ended March 31, 2008. The ineffective portions of fair value hedges are generally offset and recorded as interest expense in the current period and were not material in the fiscal year ended March 31, 2008.

Cash flow hedges

The Company and certain subsidiaries have entered into pay fixed, receive floating interest rate swaps to hedge the interest rate exposure of future interest payments.

For these cash flow hedge transactions, the fair values of the derivatives are recorded in the consolidated balance sheets. The effective portion of changes in the fair values of these derivatives are first recorded in other comprehensive loss and are then reclassified as interest expense in the period in which earnings are impacted by the hedged items. There were no transactions that ceased to qualify as cash flow hedges during the year ended March 31, 2008. The ineffective portions of cash flow hedges are recorded as interest expense in the current period and were not material in the fiscal year ended March 31, 2008.

18 STOCKHOLDERS' EQUITY

The Japanese Company Law (the "Law") provides that an amount equal to 10% of appropriations be appropriated as a capital reserve or legal reserve until the aggregated amount of capital reserve and legal reserves equal to 25% of stated capital. The capital reserve and legal reserves are restricted from being used as dividends. The amount available for dividends under the Law is based on the amount recorded in the Company's non-consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan.

The Law requires the approval of stockholders' meeting for transferring an amount between common stock and capital reserve. Common stock and capital reserve also are available for being transferred to other capital surplus or being used to reduce a deficit mainly upon an approval of stockholders' meeting.

19 PREFERRED STOCK

On January 25, 2006, the Company completed a stock subscription agreement with Daiwa Securities SMBC Principal Investments Co., Ltd., Goldman Sachs Group and Sumitomo Mitsui Banking Corporation for the purpose of further accelerating and driving forward the structural reforms and executing the capital investment necessary for a growth strategy centered on future core businesses.

At the extraordinary stockholders' meeting held on February 24, 2006, the issuance of 182,600,000 shares of Series 1 Class A Preferred Stock and of 246,100,000 shares of Series 1 Class B Preferred Stock was approved. On March 14, 2006, the Company issued 182,542,200 shares of Series 1 Class A Preferred Stock and 246,029,300 shares of Series 1 Class B Preferred Stock at an issue price of ¥700 each. The total issue amount was ¥127,780 million for the Class A shares and ¥172,220 million for the Class B shares.

The terms of the preferred stock are as follows:

Series 1 Class A Preferred Stock

1) A share of the Series 1 Class A Preferred Stock (issue price being ¥700) has a right to convert the share into ten shares of common stock of the Company (conversion ratio being 1:10), during the period from March 14, 2007 to March 13, 2026. Therefore, each share of the Series 1 Class A Preferred Stock may be converted into ten shares of common stock.
2) The dividends and interim dividends for the Series 1 Class A Preferred Stock shall be paid in the same priority as dividends to common stockholders and other classified stockholders. The amount shall be obtained by multiplying the dividend amount or the interim dividend amount per share of common stock by the conversion rate then in effect as described in the paragraph above.
3) In the case of the distribution of residual assets, for each share of the Series 1 Class A Preferred Stock ¥700 shall be paid to the holders of the Series 1 Class A Preferred Stock in preference to the common stockholders.
4) The Series 1 Class A Preferred Stock shall have voting rights at a Stockholders' Meetings.
5) The number of shares of the Series 1 Class A Preferred Stock constituting a new unit of shares is 100, which is one-tenth of the number of shares of common stock constituting a new unit of shares (1,000).

Series 1 Class B Preferred Stock

1) A share of the Series 1 Class B Preferred Stock (issue price being ¥700) has a right to convert the share into ten shares of common stock of the Company (conversion ratio being 1:10), during the period from the day immediately after the Payment Date to March 13, 2026. Therefore, each share of the Series 1 Class B Preferred Stock may be converted into ten shares of common stock.
2) The dividends and interim dividends for the Series 1 Class B Preferred Stock shall be paid in the same priority as dividends to common stockholders and other classified stockholders. The amount shall be obtained by multiplying the dividend amount or the interim dividend amount per share of common stock by the conversion rate then in effect as described in the paragraph above.
3) In the case of the distribution of residual assets, for each share of the Series 1 Class B Preferred Stock ¥700 shall be paid to the holders of the Series 1 Class B Preferred Stock in preference to the common stockholders.
4) The Series 1 Class B Preferred Stock shall not have voting rights at a Stockholders' Meetings unless otherwise stipulated by law.
5) The number of shares of the Series 1 Class B Preferred Stock constituting a new unit of shares is 100, which is one-tenth of the number of shares of common stock constituting a new unit of shares (1,000).

In accordance with SFAS No.150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," the Company analyzed and classified the preferred stock as equity since the preferred stock is not mandatorily redeemable, is not a financial instrument, other than an outstanding share that embodies an obligation to repurchase the Company's equity shares and that requires the transfer of Company's assets to settle the obligation, nor does it embody any unconditional obligation to settle by issuing a variable number of its common stock at conversion of the preferred stock.

20 INCOME TAXES

SANYO is subject to a number of different income taxes which, in aggregate, result in a statutory income tax rate in Japan of approximately 40.5% for the year ended March 31, 2008 and 2007.

The significant components of deferred income tax assets and deferred income tax liabilities at March 31, 2008 and 2007 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Deferred income tax assets:			
Accrued pension and severance costs	¥ 29,031	¥ 31,673	$ 290,310
Accrued expenses	11,965	23,669	119,650
Operating loss carryforwards	162,633	140,767	1,626,330
Inventories	19,865	24,493	198,650
Allowance for doubtful accounts	2,623	2,000	26,230
Property, plant and equipment	32,842	48,774	328,420
Enterprise taxes	727	327	7,270
Long-term investments	9,681	2,797	96,810
Other	4,156	15,308	41,560
Gross deferred income tax assets	273,523	289,808	2,735,230
Less valuation allowance	(253,003)	(265,220)	(2,530,030)
Total deferred income tax assets	20,520	24,588	205,200
Deferred income tax liabilities:			
Investment in affiliates	(8,394)	(7,626)	(83,940)
Unrealized gains on securities	(1,228)	(4,817)	(12,280)
Other	(2,485)	(1,487)	(24,850)
Gross deferred income tax liabilities	(12,107)	(13,930)	(121,070)
Net deferred income tax assets	¥ 8,413	¥ 10,658	$ 84,130

Current deferred income tax liabilities of ¥786 million for the year ended March 31, 2007 are included in other liabilities in the consolidated balance sheets.

Reconciliations of the difference between the statutory income tax rate and the effective income tax rate for the years ended March 31, 2008 and 2007 are as follows:

	2008	2007
Statutory income tax rate	40.5 %	40.5 %
(Decrease) increase in taxes resulting from:		
Change in valuation allowance	10.3	(171.7)
Expenses not deductible for tax purposes and income not taxable, net	(10.2)	(13.3)
Tax credits	0.1	0.1
Differences in statutory tax rates of foreign subsidiaries	(13.7)	(10.7)
Other	(0.0)	(1.4)
Effective income tax rate	27.0 %	(156.5)%

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and operating loss carry forwards utilized. Management considered the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred income tax assets are deductible, management believes it is more likely than not that SANYO will realize the benefits of these deductible differences, operating loss carryforwards, and accordingly recognized valuation allowances at March 31, 2008 and 2007.

Net changes in the total valuation allowance for the year ended March 31, 2008 was an decrease of ¥12,217 million (US$122,170 thousand). Operating loss carryforwards at March 31, 2008 amounted to approximately ¥537,950 mil-

lion (US$5,379,500 thousand) and are available for offset against future taxable income. These will expire mainly in the periods from ending March 31, 2009, through 2015. ¥287,866 million (US$2,878,660 thousand) of operating loss carryforwards is attributable to the Company, ¥26,969 million (US$269,690 thousand) will expire in the periods from ending March 31, 2009, through 2011 and ¥252,031 million (US$2,520,310 thousand) will expire in the periods from ending March 31, 2012, through 2014.

Operating loss carryforwards of ¥82,970 million (US$829,700 thousand) which are recorded in subsidiaries in Germany, Singapore, Hong Kong, Malaysia, England, Hungary and Brazil will not expire.

The amount of undistributed earnings of foreign subsidiaries and overseas corporate joint ventures for which no deferred income tax liability has been provided amounted to ¥102,404 million (US$1,024,040 thousand) at March 31, 2008. A deferred income tax liability for the undistributed earnings will be recognized at the time of the collection of undistributed earnings through cash dividends or sale of the investments. It is not practicable to determine the tax liability for undistributed earnings of foreign subsidiaries and overseas corporate joint ventures.

On April 1, 2007, SANYO adopted Financial Accounting Standards Board (FASB) Interpretation No.48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109."

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

	Millions of Yen	Thousands of U.S. Dollars
	2008	2008
Balance at April 1, 2007	¥ 1,492	$ 14,920
Increase related to current tax year positions	334	3,340
Increase related to previous year tax positions	29	290
Decrease related to previous year tax positions	(425)	(4,250)
Settlements	(165)	(1,650)
Balance at March 31, 2008	¥ 1,265	$ 12,650

The balance of total ¥1,265 millions unrecognized tax benefits at March 31, 2008, are potential benefits that if recognized, would reduce the effective tax rate on income from continuing operations.

SANYO believes that it has made adequate provision for all income tax uncertainties. However, certain uncertainties regarding the final results of tax examination may affect the effective tax rate in the future. At March 31, 2008, we do not expect any significant changes in unrecognized tax benefits in the next 12 months.

Interest and penalties recognized in the consolidated statements of operations are included in provision for income taxes and accrued interest and penalties in the consolidated balance sheets are included in accrued income taxes. The total amounts of accrued interest and penalties as of March 31, 2008 and interest and penalties included in the consolidated statement of operations for the year then ended were not material.

The Japanese tax authority completed income tax examinations up to the fiscal year ended March 31, 2004 for the Company and up to the fiscal year ended March 31, 2001 for its domestic subsidiaries. The Company's foreign subsidiaries, including the United States and China, have completed their income tax examinations by their respective local tax authorities up to the fiscal year ended March 31, 2001

21 RESEARCH AND DEVELOPMENT, SHIPPING AND HANDLING, AND ADVERTISING EXPENSES

Research and development expenses for the years ended March 31, 2008 and 2007 were ¥71,797 million (US$717,970 thousand) and ¥90,094 million, respectively.

Shipping and handling expenses which are included in selling, general and administrative expenses for the years ended March 31, 2008 and 2007 were ¥34,882 million (US$348,820 thousand) and ¥36,249 million, respectively.

Advertising expenses which are included in selling, general and administrative expenses for the years ended March 31, 2008 and 2007 were ¥12,428 million (US$124,280 thousand) and ¥14,063 million, respectively.

22 INCOME (LOSS) PER SHARE

Income (loss) per share for the years ended March 31, 2008 and 2007 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Basic income (loss) per share calculation:			
Income (loss) (numerator) :			
Net income (loss) from continuing operations	¥ 39,148	¥ (45,029)	$ 391,480
Amount allocated to participating preferred stockholders	27,330	(31,434)	273,300
Amortization of Beneficial Conversion Feature	—	(120,991)	—
Income (loss) available to common stockholders	¥ 11,818	¥ (134,586)	$ 118,180
Net loss from discontinued operations	¥ (10,448)	¥ (333)	$ (104,480)
Amount allocated to participating preferred stockholders	(7,294)	(232)	(72,940)
Loss available to common stockholders	¥ (3,154)	¥ (101)	$ (31,540)
Net income (loss)	¥ 28,700	¥ (45,362)	$ 287,000
Amount allocated to participating preferred stockholders	20,036	(31,666)	200,360
Amortization of Beneficial Conversion Feature	—	(120,991)	—
Income (loss) available to common stockholders	¥ 8,664	¥ (134,687)	$ 86,640
Shares, thousands (denominator):			
Weighted average number of shares	1,853,310	1,853,675	
Basic income (loss) per share (Yen and U.S. dollars):			
Net income (loss) from continuing operations	¥ 6.4	¥ (72.6)	$ 0.07
Net loss from discontinued operations	(1.7)	(0.1)	(0.02)
Net income (loss)	¥ 4.7	¥ (72.7)	$ 0.05
Diluted income (loss) per share calculation:			
Income (loss) (numerator) :			
Net income (loss) from continuing operations	¥ 39,148	¥ (45,029)	$ 391,480
Amount allocated to participating preferred stockholders	27,330	(31,434)	273,300
Amortization of Beneficial Conversion Feature	—	(120,991)	—
Income (loss) available to common stockholders	¥ 11,818	¥ (134,586)	$ 118,180
Net loss from discontinued operations	¥ (10,448)	¥ (333)	$ (104,480)
Amount allocated to participating preferred stockholders	(7,294)	(232)	(72,940)
Loss available to common stockholders	¥ (3,154)	¥ (101)	$ (31,540)
Net income (loss)	¥ 28,700	¥ (45,362)	$ 287,000
Amount allocated to participating preferred stockholders	20,036	(31,666)	200,360
Amortization of Beneficial Conversion Feature	—	(120,991)	—
Income (loss) available to common stockholders	¥ 8,664	¥ (134,687)	$ 86,640
Shares, thousands (denominator):			
Weighted average number of shares	1,853,310	1,853,675	
Assume exercise of stock options	—	—	
Adjusted weighed average number of shares	1,853,310	1,853,675	
Diluted income (loss) per share (Yen and U.S. dollars):			
Net income (loss) from continuing operations	¥ 6.4	¥ (72.6)	$ 0.07
Net loss from discontinued operations	(1.7)	(0.1)	(0.02)
Net income (loss)	¥ 4.7	¥ (72.7)	$ 0.05

23 VARIABLE INTEREST ENTITIES

Subsidiaries in the financial services business had made investments in equity in two entities in an investment fund that were determined to be Variable Interest Entities ("VIEs") under FIN46R. All of these investment funds were sold during the year ended March 31, 2007.

24 SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED STATEMENTS OF OPERATIONS

Supplementary information to the statements of operations for the years ended March 31, 2008 and 2007 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Other income:			
Exchange gain, net	¥ —	¥ 682	$ —
Gain on sale on equity securities	10,922	9,346	109,220
Net rental income received	2,427	2,681	24,270
Equity in (losses) earnings of affiliated companies	3,017	(15,551)	30,170
Gain on sale on fixed assets	—	11,837	—
Other (Note a)	21,169	23,068	211,690
Total	¥ 37,535	¥ 32,063	$ 375,350
Other expenses:			
Exchange loss, net	¥ 19,056	—	$ 190,560
Restructuring charge (Note b)	2,738	24,317	27,380
Impairment loss on investment securities	99	5,476	990
Impairment loss on fixed assets (Note c)	4,185	7,998	41,850
Other (Note d)	22,705	40,090	227,050
Total	¥ 48,783	¥ 77,881	$ 487,830

Note:

(a) Other

For the year ended March 31, 2008, SANYO recognized ¥2,643 million (US$ 26,430 thousand) for royalty revenue for technological support.

For the year ended March 31, 2007, SANYO recognized insurance income of ¥1,805 million related to a fire loss of an overseas subsidiary which occurred during the year ended March 31, 2006 and ¥2,126 million for royalty revenue for technological support.

(b) Restructuring charge

For the year ended March 31, 2008 and 2007, SANYO recorded restructuring charges of ¥2,738 million (US$27,380 thousand) and ¥24,317 million, respectively, mainly for the Semiconductor (Component business segment), Home appliances (Consumer business segment), AV equipment (Consumer business segment) and Photonics businesses (Component business segment).

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	**2008**
Semiconductor	¥ 74	¥ 5,902	$ 740
Home appliances	593	1,543	5,930
AV equipment (Television)	1,096	2,903	10,960
Photonics	68	533	680
Extra payments for retirement benefits	907	13,413	9,070
Sales of assets	—	23	—
Total	¥ 2,738	¥ ¥24,317	$ 27,380

Semiconductor business

For the year ended March 31, 2008, in the Semiconductor business, SANYO recognized an additional restructuring charge of ¥74 million (US$740 thousand).

For the year ended March 31, 2007, in the Semiconductor business, SANYO aimed for further improvement of production efficiency while aiming at a change to an independent business entity. The Company spun off the business in July, 2006 and carried out a reorganization of the product line. As a result, SANYO recorded restructuring charges of ¥5,902 million which consists mainly of extra payments for retirement benefits of ¥3,524 million, impairment losses on fixed assets of ¥810 million, disposal loss on fixed assets of ¥214 million and loss on disposal of inventories of ¥59 million.

Home appliances business

For the year ended March 31, 2008, in Home appliances business, SANYO recognized an additional restructuring charge of ¥593 million (US$5,930 thousand) which consists mainly of impairment losses on fixed assets of ¥582 million (US$5,820 thousand).

For the year ended March 31, 2007, in Home appliances business, SANYO carried out such measures as the alliance of the refrigerator business with Haier Group in China, and business reform and the withdrawal from production in Japan, and recorded restructuring costs of ¥1,543 million which consists mainly of extra payments for retirement benefits of ¥693 million and impairment losses on fixed assets of ¥359 million.

AV equipment business

For the year ended March 31, 2008, in AV equipment business, SANYO reduced the workforce of subsidiaries. As a result, SANYO recorded restructuring charges of ¥1,096 million (US$10,960 thousand) which consists mainly of extra payments for retirement benefits of ¥497 million (US$4,970 thousand) and disposal loss on fixed assets and inventories of ¥317 million (US$3,170 thousand).

For the year ended March 31, 2007, SANYO promoted business restructuring mainly on the TV business in AV equipment business and moved the main office function to North America, the center of the business. In addition, SANYO switched part of its productive capacity to a thin-screen TV from cathode-ray tube television and promoted a radical restructuring of the above consistent with the Mid-term Management Plan formulated in November 2005. As a result, SANYO recorded restructuring charges of ¥2,903 million which consists of extra payments for retirement benefits of ¥1,317 million, impairment losses on fixed assets of ¥540 million and losses on disposal of inventories of ¥528 million.

Photonics business

For the year ended March 31, 2008, in Photonics business, SANYO recognized an additional restructuring charge of ¥68 million (US$680 thousand).

For the year ended March 31, 2007, the Company recorded a restructuring charge of ¥533 million, comprised mainly of losses on sales of fixed assets of ¥216 million.

Extra payment of retirement benefit

For the year ended March 31, 2008, extra payments of retirement benefits comprised ¥423 million (US$4,230 thousand) for the Consumer business segment and ¥412 million (US$4,120 thousand) for the Component business segment.

For the year ended March 31, 2007, extra payments of retirement benefits covered the additional retirement benefits based on the preferential transitional program, which was carried out in accordance with the termination of the one-off payments of additional retirement benefits to employees who were transferred as compensation for a change in working conditions based on the restructuring plan. The payment consisted mainly of ¥6,235 million in the Consumer business segment, ¥3,240 million in the Component business segment and ¥1,298 million in the Commercial business segment.

The restructuring charges for the year ended March 31, 2008 and 2007 are as follows :

	Millions of Yen				
	Employee termination benefits	Non-cash impairment losses on fixed assets	Non-cash evaluation and disposal loss on other assets	Other associated costs	Total
Balance at March 31, 2007	¥ 2,138	¥ —	¥ —	¥ 641	¥ 2,779
Restructuring costs	1,494	645	317	282	2,738
Non-cash charges	—	(645)	(317)	—	(962)
Cash payments	(2,529)	—	—	(884)	(3,413)
Balance at March 31, 2008	¥ 1,103	¥ —	¥ —	¥ 39	¥ 1,142

(Note) Evaluation and disposal loss on other assets includes losses related to accounts receivable, inventories, investment securities and fixed assets.

	Millions of Yen				
	Employee termination benefits	Non-cash impairment losses on fixed assets	Non-cash evaluation and disposal loss on other assets	Other associated costs	Total
Balance at March 31, 2006	¥ 3,210	¥ —	¥ —	¥ 139	¥ 3,349
Restructuring costs	19,089	1,884	1,186	2,158	24,317
Non-cash charges	—	(1,884)	(1,186)	—	(3,070)
Cash payments	(20,161)	—	—	(1,656)	(21,817)
Balance at March 31, 2007	¥ 2,138	¥ —	¥ —	¥ 641	¥ 2,779

(Note) Evaluation and disposal loss on other assets includes losses related to accounts receivable, inventories, investment securities and fixed assets.

	Thousands of U.S. Dollars				
	Employee termination benefits	Non-cash impairment losses on fixed assets	Non-cash evaluation and disposal loss on other assets	Other associated costs	Total
Balance at March 31, 2007	$ 21,380	$ —	$ —	$ 6,410	$ 27,790
Restructuring costs	14,940	6,450	3,170	2,820	27,380
Non-cash charges	—	(6,450)	(3,170)	—	(9,620)
Cash payments	(25,290)	—	—	(8,840)	(34,130)
Balance at March 31, 2008	$ 11,030	$ —	$ —	$ 390	$ 11,420

(Note) Evaluation and disposal loss on other assets includes losses related to accounts receivable, inventories, investment securities and fixed assets.

(c) Impairment loss on fixed assets

For the year ended March 31, 2008 and 2007, SANYO recorded impairment losses of ¥4,185 million (US$41,850 thousand) and ¥7,998 million, respectively. These impairment losses resulted from the review of future cash flows and declines in the fair value of idle assets to be disposed of by sale. An impairment loss is calculated as the difference between the carrying amount and fair value of an asset, if the fair value is lower.

The impairment losses are calculated as the difference between the carrying value and present value of estimated future net cash flows. The impairment losses for the years ended March 31, 2008 and 2007 comprise as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Assets to be held and used	¥ 3,224	¥ 6,633	$ 32,240
Assets to be disposed by sale (Corporate)	—	818	—
Assets to be disposed by other than sale (Corporate)	961	547	9,610
Total	¥ 4,185	¥ 7,998	$ 41,850

The detail of the impairment for assets to be held and used by business segments for the years ended March 31, 2008 and 2007 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Component business segment	¥ 455	¥ 2,113	$ 4,550
Consumer business segment	194	3,019	1,940
Commercial business segment	2,505	—	25,050
Other business segment	70	1,501	700
Total	¥ 3,224	¥ 6,633	$ 32,240

For the year ended March 31, 2008, in the Commercial business segment, SANYO recorded impairment losses as a result of a review of future cash flows mainly in the showcase business for Coldchain.

In addition, SANYO recorded impairment losses of ¥645 million (US$6,450 thousand) as restructuring costs.

For the year ended March 31, 2007, in the Component business segment, SANYO recorded impairment losses as a result of a review of future cash flows mainly in the Compressor business.

In the Consumer business segment, SANYO recorded impairment losses as a result of a review of future cash flows mainly in Home appliances business (air conditioners) because of a business environment characterized by severe competition, decreases of sales prices, and SANYO's delay in effecting cost reductions.

In the Other business segment, SANYO recorded impairment losses as a result of a review of future cash flows mainly of facilities in the housing business.

In addition, SANYO recorded impairment losses of ¥1,884 million as restructuring costs.

(d) Other

For the years March 31, 2008 and 2007, other expense includes mainly ¥6,915 million (US$69,150 thousand) and ¥15,312 million of costs for faulty of products in the Component business segment and Consumer business segment, respectively. For the year March 31, 2007, other expense includes an overseas subsidiary's liquidation cost of ¥4,968 million.

25 SUPPLEMENTARY INFORMATION OF STATEMENT OF CONSOLIDATED CASH FLOWS

Supplementary information relating to the statements of cash flows for the years ended March 31, 2008 and 2007 are as follows:

	Millions of Yen		Thousands of U.S. dollars
	2008	2007	**2008**
Supplemental disclosures of cash flow information :			
Cash paid during the period for :			
Interest	¥ **15,720**	¥ 18,675	$ **157,200**
Income taxes (net)	**16,074**	23,997	**160,740**

For the years ended March 31, 2008 and 2007, acquired capital lease assets were ¥6,969 million (US$69,690 thousand) and ¥4,382 million, respectively.

26 SUBSEQUENT EVENTS

SANYO sold its mobile phone business to Kyocera Corporation on April 1, 2008. The sale is a part of the continuing effort of the Company's business restructuring.

The Company's mobile phone business operated a significant operation in Japan, the United States and Malaysia and includes the PHS handset, PHS base station and wireless communication systems (WIMAX base station) businesses. The Company disposed of the mobile phone business by way of assimilative-divisive reorganization for a cash consideration.

The final sales price, which has not been finalized, will amount to ¥50 billion less assumed cash balance with adjustments for transferred liabilities, transferred cash balances and credits due from Kyocera Corporation.

Independent Auditors' Report

KPMG

The Board of Directors
SANYO Electric Co., Ltd.:

We have audited the accompanying consolidated balance sheets of SANYO Electric Co., Ltd. and its subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended, all expressed in yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The segment information required to be disclosed in the Company's consolidated financial statements under accounting principles generally accepted in the United States of America is not presented in the accompanying consolidated financial statements.

In our opinion, except for the omission of segment information as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SANYO Electric Co., Ltd. and its subsidiaries as of March 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, SANYO Electric Co., Ltd. and its subsidiaries adopted Statement of Financial Accounting Standards No.158 as of March 31, 2007.

The accompanying consolidated financial statements as of and for the year ended March 31, 2008 has been translated into U.S. dollars solely for convenience. We have audited the translation and, in our opinion, the consolidated financial statements expressed in yen have been translated into U.S. dollars on the basis set forth in Note 3 of the notes to the consolidated financial statements.

KPMG AZSA & Co.

Osaka, Japan
June 27, 2008

Investor Information (As of March 31, 2008)

Company Information

SANYO Electric Co., Ltd.

Foundation and Incorporation
Founded: February 1947
Incorporated: April 1950

Capital
¥322,242 million

Subsidiaries
185 (Domestic 66 Overseas 119)

Equity Method Affiliates
60 (Domestic 30 Overseas 30)

Number of Employees
10,823 (Consolidated 99,875)

Head Office
5-5, Keihan-Hondori 2-chome, Moriguchi City, Osaka 570-8677, Japan
Telephone:+81-6-6991-1181 Facsimile:+81-6-6992-0009

U.S. Contact Address
SANYO NORTH AMERICA CORPORATION
2055 SANYO Avenue, San Diego, CA92154, U.S.A.
Telephone:+1-619-661-1134 Facsimile:+1-619-661-6795

URL
Company information
(English) http://www.sanyo.com/
(Japanese) http://www.sanyo.co.jp/
IR information
(English) http://www.sanyo.com/investor-relations/
(Japanese) http://www.sanyo.co.jp/ir/

Stock Information

Stock Listings Tokyo, Osaka
Securities Code 6764
Number of Unit Stocks 1,000 stocks
Stock Transfer Agent
The Sumitomo Trust & Banking Co., Ltd.
5-33, Kitahama 4-chome, Chuo-ku, Osaka 540-8639, Japan

Stock Data

Class	Total number of stocks issuable	Total capital stocks issued	Number of stockholders
Common stock	7,060,300,000	1,872,338,099	249,236
Class A preferred stock	182,600,000	182,542,200	3
Class B preferred stock	246,100,000	246,029,300	3

General Description of Preferred Stocks
<Class A preferred stock>
(1) One share of class A preferred stock may be converted into 10 shares of common stock up until March 13, 2026.
(2) Dividends and interim dividends for class A preferred stock shall be paid in the same priority as to common stockholders and other classified stockholders. The amount shall be obtained by multiplying the dividend amount or the interim dividend amount per share of common stock by the conversion rate as described in the above (1).
(3) In the case of the distribution of residual assets, for each share of class A preferred stock 700 yen shall be paid to class A preferred stockholders in preference to common stockholders.
(4) Class A preferred stock has voting rights at a stockholders' meeting.
(5) The number of shares of class A preferred stock per unit is 100.

<Class B preferred stock>
(1) One share of class B preferred stock may be converted into 10 shares of common stock up until March 13, 2026.
(2) Dividends and interim dividends for class B preferred stock shall be paid in the same priority as to common stockholders and other classified stockholders. The amount shall be obtained by multiplying the dividend amount or the interim dividend amount per share of common stock by the conversion rate as described in the above (1).
(3) In the case of the distribution of residual assets, for each share of class B preferred stock 700 yen shall be paid to class B preferred stockholders in preference to common stockholders.
(4) Class B preferred stock has no voting rights at a stockholders' meeting.
(5) The number of shares of class B preferred stock per unit is 100.

Major Stockholders

	Number of stocks	Stockholding ratio (%)
(1) The 10 largest common stockholders		
SANYO Electric Employees Stockholders' Association	51,008,885	2.7
Sumitomo Mitsui Banking Corporation	43,278,781	2.3
The Master Trust Bank of Japan, Ltd. (trust account)	41,088,000	2.2
Nippon Life Insurance Company	39,441,145	2.1
Japan Trustee Services Bank, Ltd. (trust account)	36,459,000	1.9
Sumitomo Life Insurance Company	30,000,000	1.6
Resona Bank, Ltd.	26,148,402	1.4
Mitsui Sumitomo Insurance Co., Ltd.	23,435,900	1.3
Shioya Tochi Co., Ltd.	22,467,977	1.2
The State Street Bank and Trust Company 505103	21,583,648	1.2
(2) Class A preferred stock		
Evolution Investments Co., Ltd.	89,804,900	49.2
Oceans Holdings Co., Ltd.	89,804,900	49.2
Sumitomo Mitsui Banking Corporation	2,932,400	1.6
(3) Class B preferred stock		
Evolution Investments Co., Ltd.	88,766,600	36.1
Oceans Holdings Co., Ltd.	88,766,600	36.1
Sumitomo Mitsui Banking Corporation	68,496,100	27.8

Note: Evolution Investments Co., Ltd. is a wholly-owned subsidiary of Daiwa Securities SMBC Principal Investments Co., Ltd. and Oceans Holdings Co., Ltd. is an affiliate company of The Goldman Sachs Group Inc.

Stock Ownership (Common stock)



Other corporations 6.0%
Securities firms 1.3%
Overseas investors 18.9%
Individuals and others 50.0%
Financial institutions 23.8%

Stock price/Trading Volume (monthly change)



Stock price (Yen)
700
600
500
400
300
200
100
0
Trading Volume (million stocks)
1,500
1,000
500
0
Fiscal 2004
Fiscal 2005
Fiscal 2006
Fiscal 2007
Fiscal 2008

	Fiscal 2004	Fiscal 2005	Fiscal 2006	Fiscal 2007	Fiscal 2008
High ¥	614	545	363	324	241
Low ¥	326	330	237	148	120

*Stock prices and trading volumes are quoted from Tokyo Stock Exchange.

SANYO Electric Co., Ltd.

5-5, Keihan-Hondori 2-chome, Morguchi City,
Osaka 570-8677, Japan
Telephone +81-6-6991-1181

http://www.sanyo.com/

END

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Published in August 2008